UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VOLCANO CORPORATION

(Name of Subject Company)

VOLCANO CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928645100

(CUSIP Number of Class of Securities)

R. Scott Huennekens

President and Chief Executive Officer

Volcano Corporation

3721 Valley Centre Drive, Suite 500

San Diego, California 92130

(858) 228-4728

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Volcano Corporation, a Delaware corporation (“Volcano”). The address of the principal executive offices of Volcano is 3721 Valley Centre Drive, Suite 500, San Diego, California, 92130 and its telephone number is (858) 228-4728. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Volcano” refer to Volcano Corporation.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Volcano, par value $0.001 per share (“Common Stock”). As of December 15, 2014, there were 51,610,342 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Volcano, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. Volcano’s website is www.volcanocorp.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on December 30, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Philips Holding USA Inc., a Delaware corporation (“Parent”), and (ii) Clearwater Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer for all of the outstanding shares of Common Stock, including any associated rights to purchase capital stock issued pursuant to the Rights Agreement (defined below) (such outstanding shares of Common Stock and associated rights sometimes referred to herein as the “Shares”) for a purchase price of $18.00 per Share in cash (the “Offer Price”), without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to Volcano’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 16, 2014 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser, and Volcano. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into Volcano (the “Merger”), with Volcano continuing as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, each Share (other than Shares (i) held by Volcano or any wholly owned subsidiary of Volcano (or held in Volcano’s treasury), (ii) held by Parent, Purchaser or any other wholly owned subsidiary of Parent or (iii) held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive, without interest thereon and less any required withholding taxes, the Offer Price payable to the holder thereof (the “Merger Consideration”). Upon the effective time of the Merger (the “Effective Time”), Volcano will cease to be a publicly traded company and will become wholly owned by

Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is at 12:00 midnight, Eastern time, on January 29, 2015 (one minute after 11:59 P.M., Eastern time, on January 28, 2015), subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

According to the Offer to Purchase, the principal office address of each of Parent and Purchaser is 3000 Minuteman Road, Andover, Massachusetts 01810. The telephone number at the principal office is (978) 687-1501.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Volcano on Schedule 14A filed with the SEC on April 23, 2014 and attached to this Schedule 14D-9 as Exhibit (e)(29) hereto, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Volcano or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between Volcano and its Executive Officers, Directors and Affiliates.

Our executive officers, members of our Board of Directors and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the full vesting acceleration of Volcano stock options (the “Stock Options”) currently held by any executive officer, director or affiliate, with such vesting acceleration effective as of immediately prior to the Offer Acceptance Time (as defined in the Merger Agreement);

•	the cancellation of all Stock Options currently held by any executive officer, director or affiliate that remain outstanding and unexercised as of the Effective Time and conversion of such Stock Options into the right to receive a cash payment equal to the product obtained by multiplying (i) the total number of Shares subject to such fully vested Stock Option immediately prior to the Effective Time and (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option;

•	the full vesting acceleration of Volcano restricted stock unit awards (the “RSUs”) currently held by any executive officer, director or affiliate outstanding as of the Effective Time, and the cancellation of all such RSUs outstanding as of the Effective Time and conversion of such RSUs into the right to receive a cash payment equal to the product obtained by multiplying (i) the total number of Shares otherwise issuable with regard to such fully vested Company RSUs immediately prior to the Effective Time and (ii) the Merger Consideration;

•	the receipt of certain payments and benefits under certain executive officers’ individual employment agreements and the Volcano Corporation Officer Change of Control Severance Benefit Plan (the “Severance Plan”) upon certain types of terminations of employment that occur before or following the Effective Time;

•	certain of our executive officers have entered into consulting or retention arrangements with Purchaser, which will become effective upon the Effective Time, as more fully described below under the heading “Employment Arrangements”; and

•	the entitlement to indemnification benefits in favor of directors and officers of Volcano.

For further information with respect to the arrangements between Volcano and its executive officers, directors and affiliates described in this Item 3 as well as other arrangements between Volcano and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Equity Compensation Plan Information,” “Executive Compensation,” “Compensation Discussion and Analysis,” “Executive Summary,” “Employment Arrangements; Severance and Change in Control Benefits,” “Summary Compensation Table,” “Grants of Plan-Based Awards Table—Fiscal 2013,” “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table,” “Outstanding Equity Awards at 2013 Fiscal Year-End,” “2013 Outstanding Equity Awards at Fiscal Year-End Table,” “Option Exercise and Stock Vested During 2013,” “2013 Option Exercises and Stock Vested Table,” “Potential Payments Upon Termination or Change in Control,” “Compensation of Directors,” “2013 Director Compensation Table” and “Certain Relationships and Related Transactions.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Volcano who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Volcano. As of December 15, 2014, the executive officers and directors of Volcano beneficially owned, in the aggregate, 422,164 Shares (which, for clarity, excludes shares of capital stock of Volcano issuable upon the exercise of Stock Options or RSUs).

The following table sets forth (i) the number of Shares beneficially owned as of December 15, 2014 by each of our executive officers and directors (which, for clarity, excludes shares of capital stock of Volcano issuable upon the exercise of Stock Options or RSUs) and (ii) the aggregate cash consideration that would be payable for such Shares.

Name	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Executive Officers
R. Scott Huennekens, President, Chief Executive Officer and Director	192,883	$3,471,894
John T. Dahldorf, Chief Financial Officer	55,948	$1,007,064
John Onopchenko, Executive Vice President, Strategy, Business Development and Integrations	3,834	$69,012
Michele Perrino, President, EMEAI	8,728	$157,104
Heather Ace, Executive Vice President, Global Human Resources	10,954	$197,172
Joseph Burnett, Executive Vice President and General Manager, Coronary and Systems Business Unit	—	—
Jonathan Will McGuire, President, Americas Commercial	—	—

Directors
Kieran T. Gallahue, Director	9,738	$175,284
Lesley H. Howe, Director	25,142	$452,556
Siddhartha Kadia, Director	5,488	$98,784
Alexis V. Lukianov, Director	3,000	$54,000
Ronald A. Matricaria, Director	98,181	$1,767,258
Leslie V. Norwalk, Director	4,958	$89,244
Dan Wolterman, Director	3,310	$59,580
All of our current directors and executive officers as a group (14 persons)	422,164	$7,598,952

Treatment of Stock Options and Restricted Stock Units

Pursuant to the Merger Agreement, each Stock Option that is then outstanding as of immediately prior to the Offer Acceptance Time shall accelerate and become fully vested and exercisable effective immediately prior to the Offer Acceptance Time. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Stock Option that is then outstanding and unexercised shall be cancelled and be converted into the right to receive an amount in cash, rounding such amount down to the nearest whole cent, equal to the product obtained by multiplying (i) the total number of Shares subject to such fully vested Stock Option immediately prior to the Effective Time and (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option. Each Stock Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be cancelled at the Effective Time and shall cease to exist without entitling the holder thereof to receive any payment before or after the Effective Time.

Pursuant to the Merger Agreement, each RSU that is then outstanding as of immediately prior to the Offer Acceptance Time shall become fully vested effective immediately prior to the Offer Acceptance Time. In lieu of an issuance of Shares in settlement of such vested RSUs, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each RSU shall be cancelled and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Shares otherwise issuable with regard to such fully vested RSUs immediately prior to the Effective Time and (ii) the Merger Consideration.

The table below sets forth, for each of our executive officers and directors holding Stock Options with exercise prices below the Offer Price (“In-the-Money Options”) and/or RSUs as of December 15, 2014, (i) the

aggregate number of Shares subject to such In-the-Money Options and RSUs; (ii) the value of cash amounts payable in respect of such In-the-Money Options and RSUs on a pre-tax basis at the Effective Time, calculated by (a) in the case of Stock Options, multiplying the excess of the Merger Consideration over the respective per share exercise prices of the applicable Stock Options by the number of Shares subject to such Stock Options and (b) in the case of RSUs, multiplying the Merger Consideration by the number of Shares subject to such RSUs.

Since October 31, 2014 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have exercised their Stock Options and no Shares underlying RSUs held by such executive officers or directors have vested and, except for a sale by Mr. Huennekens of 30,000 Shares on December 17, 2014, none of our executive officers or directors have sold Shares received upon exercise of Stock Options or vesting of RSUs. Our executive officers and directors may exercise their Stock Options prior to the Effective Time to the extent such Stock Options are vested in accordance with their terms, including any Stock Options that accelerate vesting effective immediately prior to the Offer Acceptance Time to the extent Volcano establishes procedures that will permit contingent exercises of such options.

	Vested In-the-Money Options			Unvested In-the-Money Options				Restricted Stock Units
Name	Number of Shares Underlying Vested In-the- Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In-the- Money Options	Number of Shares Underlying Unvested In-the- Money Options	Weighted- Average Exercise Price Per Share	Cash Spread Value of Unvested In-the- Money Options	Total Option Cash Spread Value	Number of Shares Underlying Restricted Stock Units	Total Cash Value of Restricted Stock Units
R. Scott Huennekens	50,491	$13.69	$217,616	—	—	—	$217,616	228,517	$4,113,306
John T. Dahldorf	42,500	$13.69	$183,175	—	—	—	$183,175	65,728	$1,183,104
John Onopchenko	—	—	—	—	—	—	—	23,037	$414,666
Michele Perrino	584	$17.11	$520	—	—	—	$520	20,087	$361,566
Joseph Burnett	—	—	—	—	—	—	—	37,335	$672,030
Heather Ace	—	—	—	—	—	—	—	37,232	$670,176
Jonathan Will McGuire	2,832	$17.94	$170	24,315	$17.94	$1,459	$1,629	11,692	$210,456
Kieran T. Gallahue	35,864	$15.46	$90,987	5,025	$17.48	$2,613	$93,600	3,575	$64,350
Lesley H. Howe	35,864	$15.46	$90,987	5,025	$17.48	$2,613	$93,600	13,313	$239,634
Siddhartha Kadia	15,864	$17.04	$15,187	5,025	$17.48	$2,613	$17,800	6,195	$111,510
Alexis V. Lukianov	35,864	$15.46	$90,987	5,025	$17.48	$2,613	$93,600	13,313	$239,634
Ronald A. Matricaria	46,210	$15.18	$130,382	7,035	$17.48	$3,658	$134,040	17,359	$312,462
Leslie V. Norwalk	15,864	$17.04	$15,187	5,025	$17.48	$2,613	$17,800	9,479	$170,622
Dan Wolterman	5,024	$17.48	$2,612	5,025	$17.48	$2,613	$5,225	6,114	$110,052
All of our current directors and executive officers as a group (14 persons)	286,961		$837,810	61,500		$20,795	$858,605	492,976	$8,873,568

During 2014, we approved the grant of equity awards to our employees, including our executive officers, and our non-employee directors. Specifically, we granted RSUs to our executive officers, and Stock Options and RSUs to our non-employee directors, as described in our public filings referenced above in Item 3. These grants were approved by our independent compensation committee. The Stock Option and RSU grants to our non-employee directors were provided under the terms of our Director Compensation Policy (described below) and the RSU grants to our executive officers were approved after the compensation committee reviewed and carefully considered market data provided by our independent compensation consultant.

Treatment of Purchase Rights Under Employee Stock Purchase Plan

All of our regular employees, including our executive officers, are eligible to participate in our 2007 Employee Stock Purchase Plan (the “ESPP”), by contributing up to 15% of their earnings for the purchase of Common Stock at a price per share equal to the lower of (a) 85% of the fair market value of Common Stock on the first date of an offering or (b) 85% of the fair market value of Common Stock on the date of purchase. Under the current terms of our ESPP, a new six-month offering period (consisting of one six-month purchase period) commences approximately every six months. The current offering and purchase period began on September 1, 2014 and is scheduled to end on February 27, 2015 (the “Scheduled Purchase Date”).

Pursuant to the terms of the Merger Agreement, (i) except for the current offering period that commenced on September 1, 2014 (the “Final Offering”), no offering period will be authorized or commence on or after the date of the Merger Agreement, (ii) if the Offer Acceptance Time occurs prior to the Scheduled Purchase Date, each individual participating in the Final Offering pursuant to the terms of the ESPP shall receive notice of the transactions contemplated by the Merger Agreement prior to the Offer Acceptance Time and shall have an opportunity to withdraw from the ESPP and terminate his or her outstanding purchase rights under the terms of the ESPP prior to the end of the Final Offering, (iii) as required by the terms of the ESPP, the Final Offering shall end within the ten (10) business day period that immediately precedes the Offer Acceptance Time, (iv) with respect to each ESPP participant who has not withdrawn from the ESPP prior to the end of the Final Offering such participant’s accumulated contributions under the ESPP shall be used to purchase Shares in accordance with the ESPP as of the end of the Final Offering, (v) the applicable purchase price for Shares purchased under the ESPP shall be determined in accordance with the formula set forth in the ESPP as of the date of the Merger Agreement and (vi) the ESPP shall terminate in its entirety following the purchase of Shares as of the end of the Final Offering and no further rights shall be granted or exercised under the ESPP thereafter.

Therefore, if the Scheduled Purchase Date occurs prior to the Offer Acceptance Time, the final purchase of shares under the Final Offering will occur on the Scheduled Purchase Date as contemplated under the terms of the Final Offering at a per share purchase price equal to the lower of (a) $10.49 (which is 85% of the closing price of the Common Stock on September 2, 2014) and (b) 85% of the closing price of the Common Stock on the Scheduled Purchase Date. If the Offer Acceptance Time occurs prior to the Scheduled Purchase Date, Volcano will schedule an earlier purchase date for the Final Offering within ten (10) business days prior to the Offer Acceptance Time (the “Special Purchase Date”) and, with respect to each participant who has not withdrawn from the ESPP prior to the Special Purchase Date, Volcano will apply such participant’s accumulated payroll deductions to the purchase of shares of Common Stock at a per share purchase price equal to the lower of (a) $10.49 (which is 85% of the closing price of the Common Stock on September 2, 2014) and (b) 85% of the closing price of the Common Stock on the Special Purchase Date.

Employment Arrangements

Each of our executive officers is entitled to certain severance and change of control benefits pursuant to his or her employment agreement and/or our Severance Plan, the terms of which are described below.

R. Scott Huennekens

We entered into an employment agreement with Mr. Huennekens on February 28, 2008, which was amended and restated on February 12, 2014, detailing the terms of his employment as President and Chief Executive Officer. The amended employment agreement provided for the following severance benefits if Mr. Huennekens is terminated without cause, resigns for good reason or terminates employment due to death or disability, each of which is referred to as a qualifying termination. In the event of a qualifying termination, the cash severance benefit for Mr. Huennekens is: (i) the greater of (a) four times annual base salary or (b) two times annual base salary plus two times the highest bonus received in the two years prior to the qualifying termination, plus (ii) a pro-rata bonus amount for the year in which the termination occurs if a cash bonus would otherwise have been earned and payable for such year based on actual performance, plus (iii) two years of premiums for the costs of continuing life and disability insurance coverage following termination. The cash severance benefits will generally be payable in installments over 24 months following the date of qualifying termination; provided, however, that if the qualifying termination occurs upon or within 12 months following a change in control, such cash severance benefits will instead be paid in a single lump sum. In all cases, the pro-rata bonus payment will be made in a lump sum on the same date such bonuses are payable to Volcano’s other executives for the applicable bonus year. Additionally, the payment of any severance benefits is subject to any delay in payment required to avoid adverse tax consequences under Section 409A of the Internal Revenue Code.

The Company will also pay up to 24 months of continued group health insurance premiums on behalf of Mr. Huennekens and his eligible dependents upon a qualifying termination. The amended employment agreement also provides that in the event of a qualifying termination, Mr. Huennekens will also receive 24 months accelerated vesting of any equity awards with time-based vesting. Additionally, the amended employment agreement provides Mr. Huennekens with 100% accelerated vesting of all of his equity awards in the event of a qualifying termination that occurs within the period commencing 90 days prior to and ending 12 months following a change in control. The amended employment agreement also provides that in the event of a termination of employment for any reason other than for cause, Mr. Huennekens will generally have a period of up to 12 months to exercise any vested options following the date of termination.

As a condition to be eligible to receive severance payments and benefits under his amended employment agreement, Mr. Huennekens must execute an effective general waiver and release of claims in favor of the Company. Mr. Huennekens’ amended employment agreement provides for a “best after tax” provision that provides that if any of the payments or benefits payable to Mr. Huennekens would constitute a “parachute payment” within the meaning of section 280G of the Code, subject to the excise tax imposed by section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), Mr. Huennekens will receive whichever of the following two alternative forms of payment would result in his receipt, on an after-tax basis, of the greater amount of such payments or benefits notwithstanding that all or some portion of the payments or benefits may be subject to the excise tax: (i) payment in full of the entire amount of the payments and benefits, or (ii) payment of only a part of the payments and benefits so that Mr. Huennekens receives the largest payment possible without the imposition of the excise tax.

On December 16, 2014, Mr. Huennekens entered into a consulting agreement with Purchaser that will become effective at the Effective Time. Under the terms of the consulting agreement, Mr. Huennekens’ employment with Volcano will be terminated at the Effective Time so that he will be eligible for severance benefits under the terms of his amended employment agreement as described above. Following the Effective Time Mr. Huennekens will be eligible to earn a monthly cash consulting fee of $100,000 in consideration for the provision of consulting services to Purchaser over a five-month period following the Effective Time, which will be paid in equal monthly installments. If Mr. Huennekens is terminated without cause during the five-month term of the consulting agreement, he will be entitled to a single lump sum payment of the remaining consulting fees he otherwise would have paid over the remaining term of the agreement. The five-month term of the consulting agreement may be extended subject to the mutual agreement of Mr. Huennekens and Purchaser.

John T. Dahldorf

We entered into an employment agreement with Mr. Dahldorf on February 28, 2008, which was amended and restated on February 12, 2014, detailing the terms of his employment as Chief Financial Officer. The amended employment agreement provided for the following severance benefits if Mr. Dahldorf is terminated without cause, resigns for good reason or terminates employment due to death or disability, each of which is referred to as a qualifying termination. In the event of a qualifying termination, the cash severance benefit for Mr. Dahldorf is: (i) the greater of (a) two times annual base salary plus two times target bonus or (b) two times annual base salary plus two times the highest bonus received in the two years prior to the qualifying termination, plus (ii) a pro-rata bonus amount for the year in which the termination occurs if a cash bonus would otherwise have been earned and payable for such year based on actual performance, plus (iii) two years of premiums for the costs of continuing life and disability insurance coverage following termination. The cash severance benefits will generally be payable in installments over 24 months following the date of qualifying termination; provided, however, that if the qualifying termination occurs upon or within 12 months following a change in control, such cash severance benefits will instead be paid in a single lump sum. In all cases, the pro-rata bonus payment will be made in a lump sum on the same date such bonuses are payable to Volcano’s other executives for the applicable bonus year. Additionally, the payment of any severance benefits is subject to any delay in payment required to avoid adverse tax consequences under Section 409A of the Internal Revenue Code.

The Company will also pay up to 24 months of continued group health insurance premiums on behalf of Mr. Dahldorf and his eligible dependents upon a qualifying termination. The amended employment agreement also provides that in the event of a qualifying termination, Mr. Dahldorf will also receive 24 months accelerated vesting of any equity awards with time-based vesting. Additionally, the amended employment agreement provides Mr. Dahldorf with 100% accelerated vesting of all of his equity awards in the event of a qualifying termination that occurs within the period commencing 90 days prior to and ending 12 months following a change in control. The amended employment agreement also provides that in the event of a termination of employment for any reason other than for cause, Mr. Dahldorf will generally have a period of up to 12 months to exercise any vested options following the date of termination.

As a condition to be eligible to receive severance payments and benefits under his amended employment agreement, Mr. Dahldorf must execute an effective general waiver and release of claims in favor of the Company. Additionally, Mr. Dahldorf’s amended employment agreement provides for the same “best after tax” provision described above under Mr. Huennekens’ employment agreement.

John Onopchenko

We entered into an employment offer letter with Mr. Onopchenko, dated January 18, 2013, detailing the terms of his employment as Executive Vice President, Strategy, Business Development & Integrations. The employment offer letter provides that if Mr. Onopchenko is terminated without cause or Mr. Onopchenko resigns for good reason upon or within 12 months following a change in control, he will receive severance benefits of (i) a lump sum payment equal to six months of his base salary; (ii) continued COBRA premium payments for six months; and (iii) full vesting acceleration of any time-based vesting equity awards. As a condition to be eligible to receive severance payments and benefits under his employment offer letter, Mr. Onopchenko must execute an effective general waiver and release of claims in favor of the Company.

Michele Perrino

We entered into an employment agreement with Mr. Perrino on May 1, 2012, detailing the terms of his employment. The employment agreement provides that if Mr. Perrino is terminated by the Company without provision of at least eight months prior written notice, he will receive as severance benefits in monthly installments the amount of base pay Mr. Perrino would otherwise have earned during such notice period.

Joseph Burnett

We entered into an employment offer letter with Mr. Burnett, dated October 13, 2004, detailing the terms of his employment as Executive Vice President and General Manager, Coronary and Systems Business Unit. Mr. Burnett’s employment offer letter does not include provisions for severance or change in control benefits. Mr. Burnett’s current annual base salary is $320,000, and his target annual cash bonus is 50% of his base salary.

On December 16, 2014, Mr. Burnett entered into a retention employment agreement with Purchaser that will become effective at the Effective Time. Once effective, the retention agreement supersedes and terminates any earlier agreements with the Company with respect to Mr. Burnett’s employment, including his current employment offer letter and any entitlements Mr. Burnett has under the Severance Plan, described below, and other agreements or arrangements Mr. Burnett has with the Company. Under the terms of the retention agreement, Mr. Burnett will be employed as Business Leader IGT Devices of Purchaser. His base salary will be increased to $335,000 and he will be eligible to receive an annual bonus at a target level equal to at least 40% of his base salary. Mr. Burnett will also receive a cash sign-on bonus of $75,000 to be paid to him in a single lump sum within 30 days of the Effective Time. He will also be awarded restricted stock units under the Philips Annual Long Term Incentive Plan with an aggregate grant date value of 200,000 euros and which will vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date. He will also be awarded performance stock units with an aggregate grant date value of 130,000 euros in April 2015, subject to three year cliff vesting and attainment of applicable performance metrics. In addition, Mr. Burnett will be eligible to receive a cash retention bonus of $350,000 if he is still employed by Purchaser on the second anniversary of the Effective Date.

Under the terms of the retention agreement, if Mr. Burnett’s employment is terminated without cause within two years after the Effective Time, he is eligible for severance benefits consisting of (i) a lump sum payment of $480,000; and (ii) continued COBRA premium payments for 18 months. After the end of such two-year period, Mr. Burnett will be eligible for severance benefits under the Philips Executive Severance Policy.

Heather Ace

We entered into an employment offer letter with Ms. Ace, dated April 29, 2012, detailing the terms of her employment as Executive Vice President, Human Resources. The employment offer letter provides that if Ms. Ace is terminated without cause or Ms. Ace resigns for good reason upon or within 12 months following a change in control, she will receive severance benefits of (i) a lump sum payment equal to four months of her base salary; (ii) continued COBRA premium payments for four months; and (iii) full vesting acceleration of any time-based vesting equity awards. As a condition to be eligible to receive severance payments and benefits under her employment offer letter, Ms. Ace must execute an effective general waiver and release of claims in favor of the Company and must continue to comply with the terms of her proprietary information and inventions agreement.

Jonathan Will McGuire

We entered into an employment offer letter with Mr. McGuire, dated February 28, 2013, detailing the terms of his employment as President, Americas Commercial. Mr. McGuire’s employment offer letter does not include provisions for severance or change in control benefits.

Officer Change in Control Severance Benefit Plan

On February 11, 2014, our Compensation Committee approved our Officer Change of Control Severance Benefit Plan. The Severance Plan provides for severance benefits to eligible officers whose employment is terminated within 90 days prior to and 12 months following a change of control, either due to a termination without cause or a resignation for good reason, each of which is a covered termination. The Severance Plan provides that upon a covered termination, and provided the eligible officer timely provides us with an effective release of claims, he or she will be entitled to receive as severance benefits: (i) a lump sum cash payment equal to 100% of such officer’s annual base salary and target annual cash incentive bonus; (ii) payment for premiums for continued group health insurance coverage for a period of 12 months following termination, and (iii) immediate full vesting of all then-outstanding equity awards. The Severance Plan does not override any severance benefits provided under any individual employment agreement or severance agreement, but the benefits under the Severance Plan will be reduced by benefits under any such individual arrangement. The Severance Plan provides for the same “best after tax” provision described above under Mr. Huennekens’ employment agreement. Each of our executive officers is eligible to receive benefits under the Severance Plan to the extent such benefits exceed the benefits our executive officers would receive under their individual employment agreements and offer letters.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time occurred on December 15, 2014, (2) the employment of the executive was terminated without cause or by the executive for good reason on such date so that the executive is otherwise eligible to receive severance benefits under the terms of the executive’s employment agreement and the Severance Plan, as applicable, (3) in the case of Mr. Huennekens, his consulting agreement became effective and he was terminated without cause immediately following such effectiveness, so he is entitled to the full $500,000 consulting fee as cash severance, (4) the executive’s base salary rates and annual target bonuses remain unchanged from those in place as of December 15, 2014, (5) no executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits and (6) no executive officer will receive a reduction in his or her payments and benefits as a result of the “best after tax” provision. For a narrative description of the “best after tax” provision and the terms and conditions applicable to the payments quantified in the table below, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Volcano and its Executive Officers, Directors and Affiliates” above.

Name(1)	Cash ($)(2)	Equity ($)(3)	COBRA/Insurance Benefits(4)	Tax Reimbursement ($)	Other ($)	Total ($)
R. Scott Huennekens	$3,665,737	$4,113,306	$58,084	—		$7,837,127
John T. Dahldorf	$1,475,322	$1,183,104	$66,842	—	—	$2,725,268
John Onopchenko	$518,383	$414,666	$13,368	—	—	$946,417

(1)	Jorge J. Quinoy and David Sheehan were named executive officers included in Volcano’s most recent filing under the Exchange Act that required disclosure pursuant to Item 402(c) of Regulation S-K; however, they are not included in this Golden Parachute Compensation table because as of December 15, 2014, they are no longer employed by Volcano, and they are not receiving any compensatory payments in connection with the Merger.
(2)	The amount listed in the column includes the cash severance payable to Messrs. Huennekens and Dahldorf pursuant to their amended employment agreements based on their salaries as in effect as of December 15, 2014. With respect to Mr. Huennekens, such amount specifically consists of (i) four times his annual base salary, plus (ii) a pro-rata bonus amount for 2014 based upon the target bonus amount and prorated based on an assumed employment termination date of December 15, 2014. With respect to Mr. Dahldorf, such amount specifically consists of (i) two times his annual base salary plus two times target bonus, plus (ii) a pro-rata bonus amount for 2014 based upon the target bonus amount and prorated based on an assumed employment termination date of December 15, 2014. With respect to Messrs. Huennekens and Dahldorf, the cash severance benefits provided under their amended employment agreements are payable in the event of a termination without cause, resignation for good reason, or termination due to death or disability, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Volcano and its Executive Officers, Directors and Affiliates” above. The amount listed in the column for Mr. Huennekens also represents the maximum amount of consulting fees payable to Mr. Huennekens as severance benefits under his consulting agreement with Purchaser as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Volcano and its Executive Officers, Directors and Affiliates” above.

The severance benefits in the column above are payable to Mr. Onopchenko on a “double-trigger” basis under his employment offer letter and the Severance Plan as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Volcano and its Executive Officers, Directors and Affiliates” above.

(3)	The amount listed in the column represents the aggregate pre-tax amount payable as the Offer Price pursuant to the Merger Agreement, as a result of the Transactions on a “single-trigger” basis, to each named executive officer in respect of unvested RSUs held as of December 15, 2014, the latest practicable date before the filing of this Schedule 14D-9 as set forth in more detail in the table above under “—Treatment of Stock Options and Restricted Stock Units” and the footnotes thereto. Such unvested RSUs are valued based on the Merger Consideration payable in respect of unvested Shares subject to RSUs on a pre-tax basis at the Effective Time. This amount represents the value of cash amounts payable in respect of such RSUs, calculated on a pre-tax basis and as of the Effective Time by multiplying the Merger Consideration by the number of unvested shares subject to such RSUs as of December 15, 2014.

(4)	For each of Messrs. Huennekens and Dahldorf the amount listed in the column represents the estimated amount of premiums for continued coverage under Volcano’s group health plans for 24 months and the cash value of non-health life and disability insurance premiums for 24 months which are payable under the terms of their amended employment agreements in the event of a termination without cause, resignation for good reason, or termination due to death or disability, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Volcano and its Executive Officers, Directors and Affiliates” above.

The amounts listed in the column represents the estimated amount of premiums for continued coverage under Volcano’s group health plans for 12 months for Mr. Onopchenko. These severance benefits are provided to Mr. Onopchenko on a “double-trigger” basis as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Volcano and its Executive Officers, Directors and Affiliates” above.

Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to those employees of Volcano and its subsidiaries (collectively, the “Acquired Corporations”) who are employed by the Acquired Corporations as of immediately prior to the Effective Time, including any of our executive officers, and who continue to be actively employed by the Surviving Corporation (or any affiliate thereof) during such one-year period (the “Continuing Employees”) base salary and base wages, short-term cash incentive compensation and commission opportunities and benefits (including severance benefits, but excluding equity based compensation, retention and performance bonus opportunities (including but not limited to bonuses granted in connection with prior acquisitions by the Acquired Corporations) and any long-term deferred cash award) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities (including performance bonus awards for 2014 performance under bonus plans that were adopted prior to the execution of the Merger Agreement) and benefits (including severance benefits under Volcano’s severance plans, but excluding equity based compensation, retention and performance bonus opportunities (including but not limited to bonuses granted in connection with prior acquisitions by the Acquired Corporations) and any long-term deferred cash award) provided to such Continuing Employees immediately prior to the execution of the Merger Agreement.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Volcano and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Volcano, on the one hand, and Parent, Purchaser, any of their affiliates or Volcano, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Volcano entering into any such agreement, arrangement or understanding.

It is possible that additional members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

For 2014, each non-employee director of Volcano receives an annual retainer of $50,000 and is reimbursed for reasonable out-of-pocket travel expenses for in-person attendance at and participation in board meetings, with the Chairman of the Board receiving an additional annual retainer of $50,000 (such additional retainer reduced by any amounts received for service as Chairman of the Audit Committee, Compensation Committee and Corporate Governance Committee). The additional retainer to the Chairman of the Board may be adjusted at the Board of Directors’ sole discretion. Each member, other than the chairpersons, of the Audit Committee, Compensation Committee and Corporate Governance Committee receives annual retainer fees of $15,000, $10,000 and $7,000, respectively, for committee participation. Directors who serve as committee chairpersons for the Audit Committee, Compensation Committee and Corporate Governance Committee receive annual retainer fees of $25,000, $20,000 and $10,000, respectively.

Each non-employee director is also eligible to receive stock options under Volcano’s Amended and Restated 2005 Equity Compensation Plan (the “2005 Plan”). Each new non-employee director is granted pursuant to the terms of the 2005 Plan: (i) an initial option to purchase up to the number of shares of our common stock having a Black-Scholes value, determined as of the grant date, equal to $87,500; and (ii) a restricted stock unit covering the number of shares of common stock having a fair market value, determined as of the grant date, equal to $87,500. In addition, if a non-employee director is elected or appointed to our Board of Directors for the first time on a date other than the date of an annual meeting of stockholders, such director is granted an additional (i) option to purchase up to the number of shares of our common stock having a Black-Scholes value, determined as of the grant date, equal to the product of (a) $62,500 and (b) the fraction, the numerator of which is (1) twelve less (2) the number of whole months that have elapsed from the date of the last annual meeting of stockholders until the date of such election or appointment, and the denominator of which is twelve (the “Applicable Fraction”); and (ii) restricted stock unit to purchase common stock covering the number of shares having a fair market value, determined as of the grant date, equal to the product of (a) $62,500 and (b) the Applicable Fraction. On the date of each annual meeting of stockholders, each non-employee director is granted pursuant to the terms of the 2005 Plan: (i) an option to purchase up to the number of shares of our common stock having a Black-Scholes value, determined as of the grant date, equal to $62,500 for each non-employee director other than the Chairman of the Board, and $87,500 for the Chairman of the Board; and (ii) a restricted stock unit covering the number of shares of our common stock having a fair market value, determined as of the date of grant, equal to $62,500 for each non-employee director other than the Chairman of the Board, and $87,500 for the Chairman of the Board. Non-employee directors may elect to defer receipt of payment of their cash fees and settlement of any restricted stock units. As of December 15, 2014, 37,185 shares of Common Stock underlying In-the-Money Options held by our directors remained unvested.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that all rights to indemnification existing in favor of the present directors and officers of Volcano for their acts and omissions occurring prior to the Effective Time, as provided in Volcano’s organizational documents and as provided in specified indemnification agreements between Volcano and such persons, shall survive the Merger for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless each of Volcano’s present officers and directors in his or her capacity as an officer or director of Volcano against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of Volcano in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of Volcano at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

The Merger Agreement also provides that, at or prior to the Effective Time, we may, and if we do not, the Surviving Corporation shall, purchase a six-year prepaid “tail” policy for directors’ and officers’ liability coverage, on terms and conditions with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by us with respect to acts and omissions occurring prior to the Effective Time.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On December 16, 2014, Volcano, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—“Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Guarantee

On December 16, 2014, Koninklijke Philips N.V. (Royal Philips), a corporation organized under the laws of The Netherlands and the parent company of Parent (“Philips”), executed and delivered to Volcano a Guarantee (the “Guarantee”), pursuant to which Philips has agreed to guarantee the obligations of Parent and Purchaser under the Merger Agreement.

This summary and description of the Guarantee is qualified in its entirety by reference to the Guarantee, which is filed as Exhibit (e)(30) hereto and incorporated herein by reference.

Confidentiality Agreement

On June 23, 2014, Philips and Volcano entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Philips and Volcano agreed that, subject to certain exceptions, neither of the parties nor their representatives would disclose any of the other party’s Confidential Information (as defined in the Confidentiality Agreement) or make use of any of the other party’s Confidential Information except for the purpose of considering, evaluating and negotiating a potential strategic transaction between the parties. The Confidentiality Agreement includes a standstill provision for the benefit of Volcano that expires one year following the date of the Confidentiality Agreement.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(31) hereto and incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms and is not intended to modify or supplement any factual disclosures about Volcano in Volcano’s public reports filed with the SEC. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on December 30, 2014 are incorporated herein by reference, and are not intended to provide any other factual information about Volcano, Parent, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by the Company to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances at the time they were made or otherwise. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in the Company’s other public filings.

Item 4.	The Solicitation or Recommendation.

On December 16, 2014, our Board of Directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(i)	Background of Offer and Merger

Volcano is the global leader in intravascular imaging for coronary and peripheral applications, and physiology. The company also offers a suite of peripheral therapeutic devices. The company’s broad range of technologies makes imaging and therapy simpler, more informative and less invasive and offers physicians and their patients around the world with industry-leading tools that aid diagnosis and guide and provide therapy.

Volcano regularly reviews its business strategy and evaluates opportunities to expand its product offerings and strengthen its competitive position. As part of its general business development outreach, Scott Huennekens, Volcano’s Chief Executive Officer, has engaged in confidential discussions with large medical device companies. In January 2014, in conjunction with the J.P. Morgan Healthcare Conference, Mr. Huennekens had meetings with Company A and with Company B to discuss their respective interests in exploring a strategic transaction with Volcano. Volcano’s senior management had follow-up meetings with, and gave management presentations to, both Company A and Company B under confidentiality agreements. After receipt of preliminary feedback from Company A and Company B, in April 2014, Volcano’s Board of Directors retained Goldman, Sachs & Co. (“Goldman Sachs”) to assist Volcano in conducting a market check to assess strategic interest in Volcano. The Volcano Board of Directors directed Goldman Sachs to contact Company C and Company D with whom Volcano’s senior management had prior confidential discussions, to determine their respective interest in engaging in discussions with Volcano. The Volcano Board of Directors also authorized Mr. Huennekens to contact Company E, and in April 2014, Mr. Huennekens gave a management presentation to Company E. The Volcano Board of Directors determined not to contact any parties that would face significant regulatory approval issues or financial buyers because, taking into account the advice of its financial advisor, the board did not believe that Volcano’s current negative cash flow would support a leveraged acquisition. After completing a financial analysis, Company A informed Volcano that Volcano had insufficient revenue growth to support an acquisition despite a strategic fit, and Company B withdrew because of lack of parent level support. Company C was focused on other priorities, Company D indicated that the timing for discussions was not advantageous and Company E indicated it was not interested in the opportunity. As a result, the Volcano Board of Directors ended its market check process.

Volcano has had a commercial partnership with Philips since 2007 to ensure the compatibility of Volcano systems with Philips interventional X-ray systems. Philips also resells Volcano consoles with Philips’s equipment in certain markets.

In June 2014, Philips expressed to Goldman Sachs that Philips was interested in exploring an acquisition of Volcano and Goldman Sachs conveyed this information to Mr. Huennekens. Mr. Huennekens consulted with Ronald Matricaria, the Chairman of the Board of Volcano, before engaging in any discussions with Philips.

On June 19, 2014, Volcano delivered to Philips a draft confidentiality agreement which contained customary restrictions on the ability of Philips to take certain actions with respect to Volcano. Following the delivery of the draft confidentiality agreement by Volcano to Philips, members of Volcano and Philips negotiated the terms of the draft confidentiality agreement, and on June 23, 2014, Volcano and Philips executed the confidentiality agreement.

On June 25, 2014, representatives of Goldman Sachs and Lazard held a telephone call to discuss Volcano’s process regarding a potential business combination and the timeline for such process, and to schedule a presentation by the management of Volcano to representatives of Philips.

On June 30, 2014, Volcano and Philips held a meeting with their respective financial advisors, Goldman Sachs and Lazard in Volcano’s San Diego office to discuss a potential transaction and provide an overview of Volcano, Philips and potential synergies.

Following the meeting, representatives of Goldman Sachs and Lazard discussed a process for a potential transaction, including the need for Philips to submit an adequate price proposal before Volcano would allow Philips to conduct its due diligence review of nonpublic information.

On July 3, 2014, representatives of Philips, Lazard, Volcano and Goldman Sachs held a telephone call to review Volcano’s financial projections and preliminary view of potential synergies that could be achieved in a business combination.

On July 11, 2014, representatives of Philips held a telephone call with the Chief Legal Officer of Volcano on a number of legal-related due diligence items, including intellectual property, employee matters, legal structure, prior acquisitions, material contracts and regulatory matters.

On July 16, 2014, representatives of Goldman Sachs called representatives of Lazard to preview Volcano’s financial results for the second quarter of 2014. On that call, Goldman Sachs indicated that Volcano’s financial results would be roughly in line with guidance that Volcano had previously provided to analysts/investors.

On July 21, 2014, representatives of Volcano and Goldman Sachs had a telephone call with representatives of Philips and Lazard to preview Volcano’s financial results for the second quarter of 2014. On that call, Volcano indicated that it had not met its revenue and operating margin forecasts for the second quarter of 2014.

On July 25, 2014, Philips delivered orally and in writing a non-binding indication of interest to acquire Volcano for $24 per share based upon public information and the information provided by Volcano. The letter indicated that Philips anticipated conducting a thorough due diligence investigation and requested eight weeks of exclusivity. On July 25, 2014, the Volcano closing stock price was $16.18 per share.

On July 29, 2014, representatives of Goldman Sachs delivered material to senior management of Volcano that highlighted the potential effects of a change of control transaction on the convertible bond hedge transactions and issuer warrant transactions (collectively, the “call spread transactions”) with Goldman Sachs (with respect to 65% of the call spread transactions), acting as principal for its own account, and another counterparty (with respect to 35% of the call spread transactions) and proposed that Volcano discuss this matter further. Cooley LLP (“Cooley”), Volcano’s outside legal counsel, participated in discussions with Goldman Sachs’ counsel about the call spread transactions and the role of Goldman Sachs as a counterparty thereto in August and September 2014. These discussions were in addition to discussions that representatives of Goldman Sachs had with senior management of Volcano about these matters at the time that the parties originally entered into the call spread transactions in December 2012.

On July 30, 2014, the Volcano Board of Directors met to discuss the indication of interest submitted by Philips. Senior management and representatives of Cooley and Goldman Sachs attended the meeting. Cooley reviewed the board’s fiduciary duty obligations in the context of considering the Philips’ indication of interest. Senior management updated the board on Volcano’s results for the second quarter and recommended changes to guidance for the second half of the year. The board then reviewed with Goldman Sachs the financial aspects of the proposal from Philips, the expected impact of second quarter results and lowered guidance on the process, the results of the market check conducted in April 2014 and potential responses to Philips, including the request for exclusivity. Following a discussion, the board determined that Philips should be allowed to commence due diligence without any commitment that the price was sufficient, that Philips should only be given exclusivity if Philips enhances its offer and that the process should be shortened to reduce the risks associated with a prolonged process. After representatives of Goldman Sachs left the meeting, the board authorized the retention of Goldman Sachs as its financial advisor. The board then considered the formation of a transaction committee comprised solely of independent directors to oversee the evaluation of the Philips proposal, the solicitation of other proposals and the review of strategic alternatives and to make recommendations to the board (the “Transaction Committee”). The Volcano board retained the right to make the final decision on any transaction. Following a discussion, the board appointed Kieran Gallahue, Leslie Howe, Alexis Lukianov and Mr. Matricaria to the Transaction Committee and designated Mr. Matricaria as Chairman of the Transaction Committee and authorized the payment of committee fees consistent with the fees payable to members of the Audit Committee.

On July 30, 2014, Goldman Sachs conveyed to Lazard the Volcano Board of Directors’ willingness to allow Philips to proceed with due diligence and its position that the price would have to be higher than $24 per share in order for Volcano to consider exclusivity.

On August 2, 2014, the Transaction Committee held a meeting with representatives of senior management and Volcano’s financial and legal advisors. Goldman Sachs informed the committee that Philips would not increase its price and would proceed without exclusivity. The committee then discussed with Goldman Sachs whether Volcano should contact any of the companies previously contacted during the April market check or any new companies to assess interest. Based on feedback from the April market check and subsequent developments, including pending transactions, the committee determined to direct Goldman Sachs to contact Company A and Company D. The committee also decided not to contact direct competitors with significant regulatory approval risks who might use knowledge of a process to undermine Volcano’s competitive position in the market. After representatives of Goldman Sachs left the meeting, the committee also discussed the proposed fee arrangement with Goldman Sachs.

Following the meeting, Goldman Sachs followed up with Company A and Company D, both of which indicated they were not interested in engaging in discussions with Volcano. Neither Volcano nor Goldman Sachs received any in-bound expressions of interest from any other potential parties throughout this process.

From August 6 through August 8, 2014, representatives of Philips and Lazard conducted due diligence at Volcano’s corporate headquarters in San Diego and conducted on-site reviews of Volcano facilities. On August 8, 2014 Volcano gave Philips and its advisors limited access to an electronic data room and on August 11, 2014, Volcano gave Philips full access to the data room.

On August 7, 2014 after the market closed, Volcano issued its earnings press release for the second quarter and held a conference call. On the same day, Volcano shared with Philips that it would be lowering guidance for the remainder of 2014 and would be reducing the compound annual growth rate in its internal long term financial projections from 11% to 10% as a result. That day, Mr. Huennekens discussed with Bert van Meurs, Senior Vice President of Philips Healthcare, and Jake Giannotti, Senior Director M&A and Business Development of Philips Healthcare the impact of the stock price decline on Philips’ view of value and Messrs. van Meurs and Giannotti indicated that Philips was evaluating the transaction’s intrinsic value.

On August 8, 2014, the Volcano closing stock price declined to $12.56 per share.

Between August 11 and September 11, 2014, Philips and its advisors held numerous due diligence sessions with Volcano personnel on operations in the United States, Japan and EMEA, customer satisfaction, legal and intellectual property matters, financial matters, supply chain, human resources, information technology, quality assurance and regulatory matters, research and development, environmental and tax matters. During this same period, Philips made site visits to Volcano’s San Diego, Rancho Cordova and Costa Rica facilities. Throughout this period, Volcano responded to written due diligence requests submitted by Philips and its advisors.

On August 20 and August 21, 2014, the Volcano Board of Directors held its regular board meeting, which included its annual review of Volcano’s strategic plan. Representatives of Cooley and Goldman Sachs attended a portion of the meeting to review the ongoing process with Philips. The board also reviewed with Goldman Sachs the financial aspects of the non-binding offer made by Philips based on updated five year financial projections that reflected Volcano’s decision to sell its Axsun subsidiary, which is creating negative cash flow, and the change in revenue guidance for 2014, and discussed strategic alternatives.

On August 22, 2014, at the direction of the Transaction Committee, Goldman Sachs informed Lazard that Philips must complete its due diligence by September 12, 2014 and submit a firm offer.

On August 27, 2014, Volcano posted to the data room a draft merger agreement prepared by Cooley and a draft of the disclosure schedules to the merger agreement. On the same day, Goldman Sachs delivered the draft merger agreement to Lazard.

On August 29, 2014, representatives of Goldman Sachs and Lazard held a telephone call to discuss the process and timeline for consummating a business combination between Philips and Volcano. On that call, Goldman Sachs indicated that the Volcano Board of Directors was meeting on September 12, 2014 and that the Volcano Board of Directors had determined that if Philips and Volcano had not reached an agreement with respect to a business combination by such time, Volcano would cease conversations with Philips and would focus on running Volcano’s business as a stand alone company.

On September 6, 2014, Cooley sent an initial draft of the Volcano disclosure schedules to Sullivan & Cromwell LLP (“Sullivan & Cromwell”), counsel to Philips.

On September 10, 2014, representatives of Philips and Volcano held a telephone call to review Volcano’s financial results for the months of July 2014 and August 2014 and to discuss Volcano’s outlook for the third quarter of 2014.

On September 11, 2014, Sullivan & Cromwell sent a revised draft of the merger agreement to Cooley, which included an indication that Philips expected to enter into consulting/retention agreements with certain members of Volcano management in connection with signing a definitive merger agreement.

On September 12, 2014, Mr. van Meurs indicated to Mr. Huennekens that Philips had not completed its due diligence but if Philips had to make a firm offer it would be in the range of $17 to $18 per share. Following discussions, Mr. Matricaria, as Chairman of the Transaction Committee, instructed Goldman Sachs to inform Philips that the price range was insufficient. Volcano closed access to the data room and the Volcano advisors stopped working on the transaction.

At Mr. van Meurs’ request, Mr. Huennekens and Mr. van Meurs met in person at the Transcatheter Cardiovascular Therapeutics conference in Washington, D.C. on September 15, 2014 and Mr. van Meurs indicated that Philips was still interested in pursuing the proposed transaction and wanted to complete its due diligence. Mr. Huennekens reiterated the position of the Volcano Board of Directors that the price was inadequate and that Volcano would not resume the due diligence process based on the price but that Messrs Huennekens and Matricaria might be willing to meet with members of Philips senior management. On September 19, Mr. van Meurs requested a follow-up meeting with Messrs. Matricaria and Huennekens.

On September 16, 2014, an outside consultant retained by Philips submitted to Volcano a due diligence request as part of the antibribery anticorruption (“ABAC”) risk-based assessment of Volcano that Philips retained such outside consultant to perform as part of its overall due diligence.

On September 23, 2014, Philips announced that it was splitting Philips into two companies, a HealthTech company and a Lighting Solutions company.

On September 29, 2014, Engaged Capital publicly released a letter to the Volcano Board of Directors that called for the board to replace Volcano’s chief executive officer and chief financial officer and start a process to sell the company.

On October 1, 2014, Philips requested a meeting between its Chief Executive Officer, Frans van Houten, and Messrs. Matricaria and Huennekens in Amsterdam on October 10, 2014 to discuss resuming discussions on the potential transaction. Volcano agreed to reopen the data room and respond to due diligence questions prior to the October 10, 2014 meeting.

On October 6, 2014, Philips submitted a list of outstanding due diligence requests and Volcano and Philips had a call the next day to discuss the outstanding items and a process for completing the due diligence review.

On October 9, 2014, Messrs. Matricaria and Huennekens had dinner with Stewart McCrone, Executive Vice President, Head of Group Mergers, Acquisitions and Divestments of Philips, and Mr. van Meurs in Amsterdam. On October 10, 2014, Messrs. Matricaria and Huennekens met with Messrs. van Houten, McCrone and van Meurs and, among other things, discussed Volcano’s perspective on the price offered by Philips and Volcano’s growth opportunities, the competitive environment, potential product synergies, opportunities to improve gross and operating margins and potential next steps in the parties’ discussions.

On October 20, 2014, Philips conveyed verbally and in writing a non-binding indication of interest to acquire Volcano for $17.25 per share, subject to negotiation of a merger agreement and subject to satisfactory completion of remaining due diligence, particularly the items enumerated on an exhibit to the letter. The letter requested a response by October 22, 2014.

On October 20, 2014, the Volcano Transaction Committee met with financial and legal advisors to review the revised non-binding indication of interest from Philips. During the meeting, representatives of Goldman Sachs updated the committee on discussions with Lazard relating to Philips’ remaining due diligence. Mr. Matricaria updated the committee on discussions with stockholders. The committee also reviewed with Goldman Sachs the financial aspects of the revised indication of interest and discussed engaging in a review of strategic alternatives, including the impact of prospective changes to the business. The committee determined to recommend to the Volcano Board of Directors that it schedule an additional meeting to review strategic alternatives before responding to the revised indication of interest.

Later the same day, the Volcano Board of Directors met to receive an update on the discussions with Philips, the revised non-binding indication of interest and the Transaction Committee’s recommended next steps. The Volcano Board of Directors agreed to schedule a follow-up meeting for further review.

On October 21, 2014, representatives of Goldman Sachs called representatives of Lazard to discuss the revised non-binding indication of interest. On that call, representatives of Goldman Sachs indicated that Volcano would not be willing to enter into a business combination with Philips at a price of less than $18 per share and that Philips should inform Volcano by October 24, 2014, the date of the next meeting of the Volcano board, if Philips would be willing to acquire Volcano at such a price. Representatives of Goldman Sachs and Lazard also discussed the scope of Philips’ remaining due diligence and Volcano’s desire to announce a business combination with Philips, if one were to occur, on or prior to November 6, 2014.

On October 22, 2014, at the direction of Mr. Matricaria, Cooley sent a revised draft of the merger agreement to Sullivan & Cromwell.

On October 23, 2014, Philips withdrew its $17.25 per share indication of interest. Following the withdrawal, the Volcano Board of Directors held a meeting to update the board on the events of the day and indicate that the follow-up meeting to review strategic alternatives would not be required and that the discussions had ended. Volcano closed access to the data room and Goldman Sachs called Lazard to indicate that the Volcano board had determined to cease discussions with Philips and focus on running Volcano’s business.

On October 28, 2014, Philips sent Volcano a new non-binding indication of interest at $16 per share, subject to negotiation of a merger agreement and completion of the outstanding due diligence, together with a revised draft of the merger agreement.

Following discussions with each of the members of the Transaction Committee, Mr. Matricaria directed Goldman Sachs to reiterate to Lazard that Volcano would not consider an offer of less than $18.00 per share. On October 29, 2014, representatives of Goldman Sachs called representatives of Lazard to indicate that Volcano was rejecting Philips’ revised offer of $16.00 per share, as Volcano believed the price was insufficient and that Philips needed to provide a more specific list of remaining due diligence that Philips wished to complete.

On November 17, 2014, Mr. van Houten called Mr. Matricaria to indicate that Philips was still interested in acquiring Volcano at $16 per share. On that call, Mr. Matricaria indicated that Volcano would focus on running the Volcano business (rather than a business combination with Philips). Mr. Matricaria also indicated his view that the price of Volcano common stock, which opened trading that day at $11.59, would increase to $13.00–$14.00 per share in the near future, and that the Volcano Board of Directors would not be willing to enter into a transaction with Philips at a price less than $18.00 per share.

On November 18, 2014, the Volcano Board of Directors held a regular board meeting. During the meeting, the board discussed Volcano’s strategic alternatives and its decision to terminate discussions with Philips based on price and the conditionality of the indication of interest and directed counsel to send a letter to Philips to return or destroy all Volcano confidential information obtained through the process.

On November 21, 2014, Mr. van Houten called Mr. Matricaria to discuss Philips’ willingness to increase the price to $18 per share subject to negotiation of a merger agreement and completion of the interviews required for its ABAC due diligence. Mr. Matricaria responded that he was willing to take a transaction at $18 per share to the Volcano Board of Directors for approval if the parties could negotiate a merger agreement and announce a transaction by the week of December 1, 2014 and that the merger agreement needed to be negotiated before Philips’ outside consultant would be allowed to conduct the ABAC interviews it was requesting.

On November 23, 2014, Mr. Matricaria sent an email to Mr. McCrone reiterating his response to Mr. van Houten from the telephone call on November 21, 2014. Later that evening, Cooley sent a revised draft merger agreement to Sullivan & Cromwell.

On November 25, 2014, Mr. Matricaria had a follow-up discussion with Mr. McCrone about the merger agreement negotiations and the ABAC due diligence and Mr. Matricaria became aware that Philips was seeking more extensive ABAC due diligence than the agreed upon interviews.

On November 26, 2014, Sullivan & Cromwell sent a revised draft of the merger agreement to Cooley.

On November 28, 2014, Sullivan & Cromwell and Cooley held a telephone call to negotiate certain aspects of the draft merger agreement and to discuss the scope of the Philips’ remaining due diligence.

During the period from November 25, 2014 through December 8, 2014, Mr. Matricaria and Messrs. van Houten and McCrone and Volcano and Philips advisors had a number of discussions and communications about whether ABAC testing would be permitted as a condition to signing a merger agreement, the Philips requirement for testing and the proposed scope of ABAC testing.

On December 1, 2014, Sullivan & Cromwell sent a revised draft merger agreement and comments to the Volcano disclosure schedules to Cooley.

On December 8, 2014, the Volcano Board of Directors held a meeting to consider Philips’ request for ABAC testing at Volcano’s offices in Japan, Brussels and San Diego following the completion of the agreed upon interviews. Following a discussion, the Volcano board approved the proposed ABAC testing. Philips’ outside consultant resumed ABAC due diligence the following day.

During the period from December 10, 2014 to December 16, 2014, Cooley and Sullivan & Cromwell exchanged multiple drafts of the merger agreement and corresponding disclosure schedules.

On December 11, 2014, Philips sent a draft consulting agreement to be signed by Mr. Huennekens prior to signing the merger agreement and draft retention agreements to be signed by two Volcano executives prior to signing the merger agreement. Between December 11, 2014 and December 15, 2014, Mr. Huennekens and Joseph Burnett, with the assistance of separate counsel, negotiated their respective consulting agreement and retention agreement. Philips agreed not to require the retention agreement from the third executive.

On December 12, 2014, the Transaction Committee held a meeting to discuss the progress on the transaction, the negotiation of the merger agreement and the status of the remaining due diligence. During the meeting, Goldman Sachs made a presentation on Goldman Sachs’ financial interest in the call spread transactions. After Goldman Sachs left the meeting, the Transaction Committee consulted with Cooley and senior management about the call spread transactions and the role of Goldman Sachs as a counterparty thereto and, based on those consultations, agreed that Goldman Sachs did not have a conflict of interest in serving as Volcano’s financial advisor for the proposed transaction with Philips as a result of the interest in the call spread transactions.

Philips’ outside consultant completed the ABAC due diligence on December 14, 2014.

On December 15, 2014, Volcano was informed that the board of directors of Philips had approved the proposed transaction with Volcano.

On December 16, 2014, the Volcano Board of Directors met with Volcano’s senior management and legal and financial advisors participating in the meeting, to consider the proposed transaction with Philips. During the meeting, Cooley first reviewed the board’s fiduciary duties in the context of the proposed transaction. Cooley then reviewed key provisions of the merger agreement, including structure and timing considerations, offer conditions, required regulatory approvals, treatment of options and restricted stock units, the non-solicitation clause and fiduciary duty exceptions that would permit Volcano to negotiate and accept an unsolicited superior proposal, the change of board recommendation provisions, including Philips’ match right, and the termination provisions, termination fees and the circumstances under which the payment of termination fees would be triggered. Mr. Huennekens reviewed the terms of his consulting agreement with Philips, a copy of which was provided to the board in advance of the meeting. Goldman Sachs then reviewed with the Volcano Board of Directors its financial analysis of the offer price and rendered to the Volcano Board of Directors an oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 16, 2014, that, as of the date of such written opinion and based upon and subject to the factors and assumptions set forth in such written opinion, the $18.00 in cash per Share to be paid to the holders of Shares (other than Parent and its Affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders of Shares. After representatives of Goldman Sachs left the meeting, the Volcano board further discussed the proposed transaction. Following the discussion, the Volcano board unanimously (i) determined that the Merger Agreement and the

Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer.

Later in the day on December 16, 2014 in the United States, and before the open of the markets in Europe on December 17, 2014, the Merger Agreement was signed and Philips and Volcano issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

(ii)	Reasons for Recommendation

On December 16, 2014, our Board of Directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer.

Our Board of Directors considered numerous reasons, including the following, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Volcano stockholders:

•	the Offer consists solely of cash, providing certainty, immediate value and liquidity to our stockholders;

•	the Offer Price of $18.00 per Share in cash represents a 58.0% premium to the closing price of our Common Stock of $11.39 on December 15, 2014, the last full trading day before the Transactions were approved by our Board of Directors, a 59.6% premium to the 1-month average trading price for our Common Stock of $11.28 for the month ending on December 15, 2014 and a 64.2% premium to 3-month average trading price for our Common Stock of $10.96 for the three months ending on December 15, 2014;

•	the belief of our Board of Directors that Volcano is unlikely to achieve a sustainable trading price for our Common Stock in excess of the $18.00 per share Offer Price in the near future if we remain a public company given the near term revenue headwinds we continue to face in Japan due to the government reductions in reimbursement rates and in the United States from the slowdown in coronary procedures using intravascular ultrasound (“IVUS”) that have resulted in flat revenue, unfavorable impacts of foreign exchange rates relating to certain currencies in which our sales are denominated, our need to launch next generation IVUS and fractional flow reserve (“FFR”) products and expand our peripheral therapy business in order to return to revenue growth, our need to transition from investing in future growth and infrastructure to achieving profitability through a combination of revenue growth and restructuring and cost reductions and the risks attendant to the execution of our business plan and given the fact that Volcano Common Stock has traded at lower revenue multiples than our peer companies due to our flat revenue and operating results and the belief that research analysts would likely to continue to discount Volcano’s ability to execute on our business plan;

•

the belief of our Board of Directors that the sale of Volcano for the $18.00 per Share Offer Price in cash is a better alternative to provide value to stockholders than remaining a public company and pursuing our business plan, which would entail additional uncertainty and risk, including risks relating to our ability to increase our market share in existing IVUS and FFR markets, expand our presence in peripheral therapy and reduce our cost structure and improve our operating margins in light of our competitive position in its industry, including the recent and anticipated future entries of additional competitors in the IVUS and FFR markets, a slowdown in U.S. healthcare spending, reduced reimbursement in certain foreign markets and other risks associated with Volcano’s business;

•	the fact that Philips, through the surviving corporation, would be obligated to repay our existing indebtedness, including the $485.0 million aggregate principal amount of indebtedness under our outstanding convertible notes, thus eliminating the risks to our stockholders associated with the repayment or potential refinancing of such indebtedness;

•	the belief of our Board of Directors that as a result of arm’s length negotiations with Parent and Purchaser, Volcano and its representatives had negotiated the highest price per share that Parent was willing to pay for Volcano;

•	the belief of our Board of Directors that the terms of the Merger Agreement include the most favorable terms to Volcano in the aggregate to which Parent and Purchaser were willing to agree;

•	the belief of our Board of Directors that Volcano had engaged in a reasonable process to obtain the best available value for its stockholders and created an opportunity for other potentially interested parties to negotiate a transaction with Volcano if such parties were interested in a strategic transaction;

•	the oral opinion of Goldman Sachs, which was subsequently confirmed by delivery of a written opinion dated December 16, 2014, that, as of the date of such written opinion and based upon and subject to the factors and assumptions set forth in such written opinion, the $18.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders of Shares, as more fully described below under the caption “—Opinion of Volcano’s Financial Advisor.”

•	the fact that the Offer is structured as a tender offer, which can be completed, and the cash consideration can be delivered to Volcano’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the Transactions on stockholders and employees, with a second-step merger to be completed immediately after the acceptance of the Offer in which stockholders who do not tender their Shares in the Offer will receive the same cash price payable for the Shares in the Offer;

•	the fact that the Purchaser must, at the election of Volcano, extend the Offer for one or more periods until June 15, 2015, if any Offer condition has not been satisfied, or, to the extent permitted by the Merger Agreement, waived;

•	the terms and conditions of the Merger Agreement, including the following related factors:

•	Parent’s ability to fund the Offer Price with cash;

•	the fact that Parent’s and Purchaser’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing conditions and that Parent and Purchaser make representations and warranties in the Merger Agreement about the sufficiency of their financial resources to purchase Shares pursuant to the Offer and to consummate the Merger;

•	the fact that Parent’s and Purchaser’s obligations under the Merger Agreement are guaranteed by Philips;

•	the nature of the conditions to Parent’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•	the conclusion of our Board of Directors that the termination fee of $29 million, representing approximately 3.0% of the equity value of the Transactions, and the circumstances when such termination fee may be payable by Volcano, are reasonable in light of the benefit of the Offer and the other Transactions; and

•	the ability of our Board of Directors under the Merger Agreement to withdraw or modify its recommendation that Volcano’s stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and Volcano’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, in both cases subject to payment of a termination fee, and the related ability for any other party to approach Volcano if such party is potentially interested in such a transaction subject to the terms and conditions of the Merger Agreement; and

•	the availability of statutory appraisal rights to Volcano’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

Our Board of Directors also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:

•	the fact that Volcano would no longer exist as an independent, publicly traded company, and our stockholders would no longer participate in any future earnings or growth of Volcano or benefit from the successful execution of Volcano’s current strategy as a public company;

•	the potential effects of the announcement and pendency of the Merger Agreement and the Offer on Volcano’s operations, employees, customers and suppliers and its ability to retain employees;

•	the fact that our executive officers and members of our Board of Directors may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally;

•	the fact that if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares may be adversely affected;

•	Volcano will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	Volcano may have lost employees, customers or other commercial partners after announcement of the Offer;

•	Volcano’s business may be subject to significant disruption; and

•	Volcano’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions;

•	the $29 million termination fee payable to Purchaser upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirers from publicly making a competing offer for Volcano that might be more advantageous to Volcano’s stockholders, and the impact of the termination fee on Volcano’s ability to engage in certain other transactions for 12 months from the date of the Merger Agreement is terminated in certain circumstances;

•	the fact that the gain realized by Volcano’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and

•	the restrictions in the Merger Agreement on the conduct of Volcano’s business prior to the consummation of the Merger, which may delay or prevent Volcano from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

Our Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of our Board of Directors reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board of Directors in connection with its recommendation. In view of the wide variety of factors considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of

Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our Board of Directors considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

(iii)	Certain Financial Projections

Volcano does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations other than our annual revenue, margin and earnings per share guidance due to the inherent unpredictability of the underlying assumptions in long-term projections. In connection with our Board of Directors’ review of potential strategic alternatives, our management prepared financial projections reflecting Volcano as a standalone company and provided these projections to our Board of Directors, and to Goldman Sachs. We also provided these projections to Parent and Purchaser.

The information set forth below is included solely to give Volcano stockholders access to certain financial projections that were made available to our Board of Directors and financial advisors and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or any other purpose.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections estimate EBIT (calculated as total revenue minus cost of goods sold, sales, general and administrative expenses, research and development expenses and other expenses), EBITDA (calculated as EBIT plus depreciation and amortization) and unlevered free cash flow (calculated as NOPOT (net operating profit) plus depreciation and amortization, plus capital expenditures, plus/minus increases/decreases in net working capital, plus milestone payments, plus intangible expenditures, where NOPOT is calculated by applying a 38% marginal tax rate to EBIT). The financial projections of Volcano as a standalone company include estimates of EBIT, EBITDA and unlevered free cash flow that are not GAAP financial measures.

The financial projections reflect numerous estimates and assumptions with respect to general business, economic, competitive, market and financial conditions and other future events, as well as matters specific to our business all of which are difficult to predict and many of which are beyond Volcano’s control. The projections assume we achieve compounded annual revenue growth of 10% resulting from the introduction of our planned next generation IVUS and FFR products and growth in our sales of peripheral products, assume the sale of our Axsun subsidiary, assume improvement in our gross margin and EBITDA primarily from manufacturing efficiencies from the movement of all of our disposable manufacturing to our Costa Rica facility and the introduction of our next generation low cost wires and catheters, and assume improvements in operating margins as we achieve greater scale and leverage of our field sales organization, R&D, and G&A infrastructure. The financial projections also assume we have cash and cash equivalents of $217 million and $487 million of debt as of September 30, 2014 and that we have a net operating loss balance of $325 million as of September 30, 2014 and an effective income tax rate of 38%. Weighted average shares outstanding are assumed to increase from 51.19 in 2014 to 53.19 in 2018.

The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the financial projections should not be regarded as an indication that we or anyone who received the projections then considered, or now considers, the projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Management views the financial projections as being subject to inherent risks and uncertainties associated with such long-range projections, including the risks factors relating to our business described in our most recent SEC filings. We do not intend to, and disclaim any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Volcano in our public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the financial projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

Management Projections
(dollars in millions)
	2014E	2015E	2016E	2017E	2018E
Revenue	$382.2	$415.2	$454.4	$509.5	$561.2
Gross Profit	$248.3	$275.9	$310.2	$355.6	$391.3
EBIT	$(5.4)	$2.2	$23.9	$58.2	$83.2
EBITDA	$24.5	$39.3	$63.1	$100.1	$125.6
Net Income	$(22.0)	$(17.6)	$(4.3)	$16.4	$36.4

Unlevered Free Cash Flows—Management Projections
(dollars in millions)
	2014E	2015E	2016E	2017E	2018E
EBIT	$(5.4)	$2.2	$23.9	$58.2	$83.2
NOPAT(@ 38.0% Marginal Tax Rate)	$(3.3)	$1.4	$14.8	$36.1	$51.6
(+) Depreciation & Amortization	29.7	37.1	39.2	41.9	42.4
(+) Capital Expenditures	(25.8)	(27.7)	(55.6)	(25.2)	(24.9)
(+) (Increases) / Decreases in Net Working Capital	(12.6)	(6.7)	1.2	(8.6)	(9.1)
(+) Milestone Payments	(17.9)	(2.7)	(5.7)	(10.0)	(15.3)
(+) Intangible Expenditures	(2.5)	(5.5)	(5.5)	(5.5)	(5.5)

Year-End Unlevered Free Cash Flow	$(32.5)	$(4.2)	$(11.6)	$28.7	$39.2

(iv)	Opinion of Volcano’s Financial Advisor

Goldman Sachs rendered its opinion to Volcano’s Board of Directors that, as of December 16, 2014 and based upon and subject to the factors and assumptions set forth therein, the $18.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders of Shares.

The full text of the written opinion of Goldman Sachs, dated December 16, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided its opinion for the information and assistance of Volcano’s Board of Directors in connection with its consideration of the Transactions. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Volcano for the five fiscal years ended December 31, 2013;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Volcano;

•	certain other communications from Volcano to its stockholders;

•	certain publicly available research analyst reports for Volcano; and

•	certain internal financial analyses and forecasts for Volcano prepared by its management, as approved for Goldman Sachs’ use by Volcano (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of Volcano regarding their assessment of the past and current business operations, financial condition and future prospects of Volcano; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for Volcano with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the medical device industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with the consent of the Board of Directors of Volcano, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Board of Directors of Volcano that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Volcano. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Volcano or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Volcano to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to Volcano; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view, as of the date of the opinion, to the holders (other than Parent and its affiliates) of Shares of the $18.00 in cash per Share to be paid to such holders of Shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Volcano; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Volcano, or class of such persons in connection with the Transactions, whether relative to the $18.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the impact of the Transactions on the solvency or viability of Volcano, Parent or Purchaser or the ability of Volcano, Parent or Purchaser to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to Volcano’s Board of Directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 15, 2014, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the period ended December 15, 2014. In addition, Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to (i) the closing price per Share as of December 15, 2014, (ii) the 1-month average closing price per Share and (iii) the 3-month average closing price per Share.

This analysis indicated that the price per Share to be paid to holders of Shares pursuant to the Merger Agreement represented:

•	a premium of 58.0% based on the closing price per Share, as of December 15, 2014, of $11.39 per Share;

•	a premium of 59.6% based on the 1-month average closing price per Share of $11.28 per Share; and

•	a premium of 64.2% based on the 3-month average closing price per Share of $10.96 per Share.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Volcano to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the medical device industry (collectively, the “selected companies”):

•	Insulet Corporation;

•	Endologix, Inc.;

•	Align Technology, Inc.;

•	HeartWare International, Inc.;

•	ResMed Inc.;

•	NuVasive, Inc.;

•	Thoratec Corporation;

•	Integra LifeSciences Holdings Corporation; and

•	Masimo Corporation.

Although none of the selected companies is directly comparable to Volcano, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Volcano.

Goldman Sachs also calculated and compared various financial multiples and ratios based on publicly available financial data as of December 15, 2014, information it obtained from SEC filings and other publicly available sources. The multiples and ratios of Volcano were (i) calculated using the closing price per Share on December 15, 2014 and (ii) based on Wall Street research (in the case of the selected companies) and the Forecasts and Wall Street research, respectively (in the case of Volcano). With respect to the selected companies and Volcano, Goldman Sachs calculated:

•	enterprise value (calculated as the fully-diluted equity value the plus the amount of net debt), as a multiple of latest twelve months (“LTM”) sales;

•	enterprise value as a multiple of estimated sales for 2014;

•	enterprise value as a multiple of estimated sales for 2015; and

•	enterprise value as a multiple of estimated sales for 2016.

The results of these analyses are summarized as follows:

Enterprise Value as a multiple of:	Selected Companies		Volcano (based on the Forecasts)	Volcano (based on Wall Street Research)
	Range	Median
LTM Sales	2.3x – 8.7x	4.6x	2.2x	N/A
Estimated 2014 Sales	2.2x – 8.4x	4.4x	2.3x	2.2x
Estimated 2015 Sales	2.0x – 6.9x	4.0x	2.1x	2.2x
Estimated 2016 Sales	1.9x – 5.7x	3.5x	1.9x	2.1x

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Volcano using the Forecasts. Goldman Sachs calculated a range of illustrative enterprise values by discounting to present value, as of September 30, 2014, using discount rates ranging from 7.0% to 9.0%, reflecting estimates of Volcano’s weighted average cost of capital, (i) the cash flow expected to be generated by Volcano based on the Forecasts, and (ii) the terminal year estimate of Volcano’s cash flow based on the Forecasts, using a range of perpetuity growth rates ranging from 4.25% to 5.25%. Goldman Sachs adjusted the range of illustrative enterprise values by subtracting the amount by which Volcano’s indebtedness exceeded its cash as of September 30, 2014, as set forth in the SEC filings of Volcano and other information supplied by management of Volcano, to derive a range of illustrative equity values. Goldman Sachs divided this range by the number of Volcano’s fully diluted shares (using information provided by Volcano’s management) to derive an illustrative range of values per Share of $11.47 to $38.38.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value, as of December 15, 2014, of the implied future value per Share, which is designed to provide an indication of the present value of a theoretical future value of Volcano’s equity value per Share as a function of Volcano’s estimated future revenue and an illustrative range of next-twelve-month enterprise value to revenue multiples, using the Forecasts. Goldman Sachs calculated the illustrative implied future value per Share by (i) calculating the illustrative implied enterprise values as of December 15, 2015, 2016, and 2017, respectively, by applying multiples ranging from 2.0x to 3.5x to the estimated revenue for fiscal years 2016 through 2018 and (ii) adjusting the resulting range of illustrative implied future enterprise values to arrive at illustrative implied future equity values by subtracting the respective amounts by which Volcano’s indebtedness was projected to exceed its cash, as of such dates. The implied future share values were then calculated by dividing the implied future equity values by the projected number of fully diluted shares. The resulting implied future share values were then discounted to present value as of December 15, 2014 using a discount rate of 8.46%, reflecting an estimate of Volcano’s cost of equity. This analysis resulted in an illustrative range of implied present values per Share of $12.65 to $26.35.

Selected Transactions Analysis. Goldman Sachs analyzed certain publicly available information relating to the following selected transactions in the medical device industry since January 2010:

Target	Acquiror	Announcement Date
Tornier N.V.	Wright Medical Group, Inc.	October 27, 2014
Ulthera, Inc.	Merz Pharma Group	June 26, 2014
ArthroCare Corp.	Smith & Nephew Plc	February 3, 2014
Rexam Plc—Healthcare Devices and Prescription Retail	Montagu Private Equity	February 3, 2014
Given Imaging Ltd.	Covidien Plc	December 8, 2013
Vital Signs	CareFusion Corp.	November 18, 2013
MAKO Surgical Corp.	Stryker Corp.	September 25, 2013
Conceptus, Inc.	The Bayer Group	April 29, 2013
Permobil AB	Investor AB	March 27, 2013
Trauson Holdings Co.	Stryker Corp.	January 17, 2013
Healthpoint Biotherapeutics	Smith & Nephew Plc	November 28, 2012
China Kanghui Holdings	Medtronic, Inc.	September 27, 2012
One Lambda, Inc.	Thermo Fisher Scientific Inc.	July 16, 2012
Becton, Dickinson, & Co—Discovery Labware	Corning Inc.	April 10, 2012
SonoSite Inc.	Fujifilm Holdings Corp.	December 15, 2011
Astra Tech AB	DENTSPLY International Inc.	June 22, 2011
Nucletron B.V.	Elkta AB	June 21, 2011
Boston Scientific Corp.—Neurovascular	Stryker Corp.	October 28, 2010
AGA Medical Holdings Inc.	St. Jude Medical Inc.	October 18, 2010

For each of the selected transactions, Goldman Sachs calculated and compared transaction enterprise value as a multiple of LTM revenues (each, a “EV/LTM Revenue Multiple”). While none of the companies that participated in the selected transactions are directly comparable to Volcano, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Volcano’s results, market size and business profile.

The following table presents the results of this analysis:

Transaction Enterprise Value as a Multiple of:	Selected Transactions
	Range	Median
LTM Revenues	2.0x – 14.8x	4.5x

Goldman Sachs applied an illustrative range of EV/LTM Revenue Multiples of 3.0x to 6.5x to Volcano’s LTM revenue as of September 30, 2014, based on the Forecasts, and these calculations yielded a range of illustrative implied prices per Share of $17.45 to $42.73. These illustrative EV/LTM Revenue Multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account Goldman Sachs’ review of the selected transactions.

Historical Acquisition Premia. Based on publicly available information, Goldman Sachs analyzed, for each year from 2010 through 2014, the average premia paid, based on the market price per share of the target on the last trading day before announcement of the transaction, by acquirors for targets in all-cash transactions where the consideration paid implied an enterprise value for the target company between $500 million and $2 billion. The results of this analysis showed average annual acquisition premia ranging from a low of 22.0% to a high of 37.2%. By applying the high and low average annual acquisition premia to Volcano’s closing price per Share of $11.39 on December 15, 2014, the last trading day before the announcement of the Transactions, Goldman Sachs calculated an illustrative range of implied equity values per Share of $13.90 to $15.63.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Volcano or the Transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Volcano’s Board of Directors as to the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares of the $18.00 in cash per Share to be paid to such holders of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Volcano, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The $18.00 in cash per Share was determined through arm’s-length negotiations between Volcano and Parent and was approved by Volcano’s Board of Directors. Goldman Sachs provided advice to Volcano during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Volcano or its Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to Volcano’s Board of Directors was one of many factors taken into consideration by Volcano’s Board of Directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Volcano, Parent, Purchaser, any of their respective affiliates and third parties or any currency or commodity that may be involved in the Transactions for the accounts of Goldman Sachs and its affiliates and their customers. Goldman Sachs acted as financial advisor to Volcano in connection with, and participated in certain of the negotiations leading to, the Transactions. Goldman Sachs has provided certain financial advisory and/or underwriting services to Volcano and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunning manager with respect to a public offering of Volcano’s 1.75% Convertible Senior Notes due 2017 (aggregate principal amount of $400,000,000 plus an additional aggregate principal amount of $60,000,000 from the underwriters’ option to purchase additional notes) in December 2012 (the “2017 Convertible Notes”). Goldman Sachs also has provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Volcano, Parent and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

Concurrently with the issuance and public offer of the 2017 Convertible Notes, Volcano entered into the call spread transactions with Goldman Sachs (with respect to 65% of the call spread transactions), acting as principal for its own account, and another counterparty (with respect to 35% of the call spread transactions).

The convertible bond hedge transactions, which were intended to offset a portion of the potentially dilutive effect on Volcano’s stockholders of the conversion of the 2017 Convertible Notes, consisted of the purchase by Volcano of call options with respect to all of the $460 million aggregate principal amount of the 2017 Convertible Notes (which were convertible into an aggregate of approximately 14.01 million shares of Common Stock as of the date of issuance of the 2017 Convertible Notes) and having an initial strike price equal to the initial conversion price of the 2017 Convertible Notes of approximately $32.83. The issuer warrant transactions, which were intended to partially offset the cost to Volcano of the convertible bond hedge transactions, consisted of the sale by Volcano of warrants with respect to the same number of shares of Common Stock as underlie the 2017 Convertible Notes and having an initial strike price of $37.59. As of December 29, 2014, all of the convertible bond hedge and issuer warrant transactions remain outstanding.

As a result of the call spread transactions, Goldman Sachs has exposure to market fluctuations in the price of the Common Stock. Goldman Sachs’ ordinary practice is to hedge its net market exposure to the price of the common stock underlying private derivative transactions with issuers of such common stock such as the call spread transactions. In connection with the call spread transactions, Goldman Sachs and its affiliates have engaged, and will continue to engage, in hedging and other market transactions (which may include the entering into or unwinding of various derivative transactions with respect to the Common Stock) that are generally intended to substantially neutralize Goldman Sachs’ exposure as a result of the call spread transactions to changes in the price of the Common Stock. At the close of business on December 29, 2014, Goldman Sachs had borrowed and sold approximately 33,000 shares of Common Stock as its hedge position in respect of the call spread transactions. Goldman Sachs is expected to continue to engage in hedging activities in accordance with applicable law to mitigate its exposure to market fluctuations in the price of Common Stock resulting from the call spread transactions. Such hedging activity has been, and will be, at Goldman Sachs’ own risk and may result in a gain or loss to Goldman Sachs that may be greater than or less than the contractual benefit to Goldman Sachs under the call spread transactions. The amount of any such gain or loss will not be known until the convertible bond hedge and issuer warrant transactions have been exercised, expired or terminated in accordance with their terms and Goldman Sachs and its affiliates have completed all of their unwind activities. In accordance with industry practice, Goldman Sachs maintains customary institutional information barriers reasonably designed to prevent the unauthorized disclosure of confidential information by personnel in its Investment Banking Division to the personnel in its Securities Division who are undertaking these hedging and other market transactions.

The convertible bond hedge transactions with Goldman Sachs generally require Goldman Sachs to deliver to Volcano in respect of each 2017 Convertible Note that is surrendered for conversion, 65% of the number of shares of Common Stock that Volcano is required to deliver under the terms of the indenture governing the 2017 Convertible Notes, based on a conversion price of approximately $32.83 per share of Common Stock, with the other counterparty to the convertible bond hedge transactions required to deliver to Volcano the other 35% of such shares. In connection with the Transactions, the holders of the notes would be expected to elect to put their notes for par in accordance with the terms of the 2017 Convertible Notes instead of exercising the notes. If the Transactions are consummated and the 2017 Convertible Note holders put their notes, the convertible bond hedge transactions would terminate and no termination payment is expected in accordance with the termination provisions of the convertible bond hedge transactions.

Goldman Sachs purchased warrants with respect to approximately 9.1 million shares of Common Stock from Volcano with a strike price of approximately $37.59 per share. The issuer warrant transactions are settled on a cashless basis and automatically exercised in equal (or as near equal as possible) installments over a series of expiration dates in 2018. In accordance with their terms, upon the occurrence of certain events, including the Transactions, the issuer warrant transactions would be terminated and Goldman Sachs would be entitled to receive from Volcano a cash payment equal to the fair value of the terminated issuer warrant transactions with Goldman Sachs. If not otherwise agreed by the parties, the amount payable under the terminated issuer warrant transactions with Goldman Sachs will be determined by Goldman Sachs in good faith and a commercially reasonable manner as calculation agent or determining party with respect to such transactions.

Each of the foregoing amounts will vary depending on the actual closing date of the Transactions, the value of the issuer warrant transactions, the actual repurchase date(s) for the 2017 Convertible Notes, and market conditions (including interest rates and volatility) at the time of the repurchases and settlements and may be significantly different from the amounts described below. As the factors affecting the amount of these payments change, and as Goldman Sachs has hedged its position under the portion of the call spread transactions for which it is a party, the consummation of the Transactions could result in payments to or from Goldman Sachs that are greater than, equal to, or less than the amount of the payments that would have been received or paid by Goldman Sachs upon exercise, expiration or termination of the call spread transactions in the absence of the Transactions.

Goldman Sachs estimates that, if the Transactions were to be consummated on December 29, 2014, the termination amount payable by Volcano to Goldman Sachs under Goldman Sachs’ portion of the call spread transactions would be approximately $37.1 million. Goldman Sachs has advised Volcano that, assuming the Transactions were to be consummated on December 29, 2014, and taking into account Goldman Sachs’ customary hedging practices in connection with the call spread transactions as described above, Goldman Sachs estimates it would realize a gain of approximately $24.6 million in respect of the call spread transactions as a result of the Transactions. The amount of any gain or loss will not be known until the convertible bond hedge and issuer warrant transactions have been exercised, expired or terminated in accordance with their terms and Goldman Sachs has completed all of its unwind activities.

In connection with the delivery of its fairness opinion and as described in “Background of Offer and Merger,” Goldman Sachs provided to Volcano’s management and the Transaction Committee of Volcano’s Board of Directors updated information regarding the potential impact of the Transactions on the call spread transactions and its hedging position related thereto.

Volcano’s Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated August 5, 2014, Volcano engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between Volcano and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $17 million, all which is contingent upon consummation of the Offer. In addition, Volcano has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

(v)	Intent to Tender

To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Neither Volcano nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Volcano on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of our Common Stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except that Mr. Huennekens sold 30,000 Shares at a price of $17.83 per Share on December 17, 2014 pursuant to a rule 10b5-1 trading plan adopted on June 13, 2014.

During the 60 days prior to the date of this Schedule 14D-9 and in the ordinary course, Volcano has granted Stock Options to employees other than executive officers and has issued Shares to holders of vested Stock Options other than executive officers and directors upon the exercise of such Stock Options by the holders thereof.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Volcano, any subsidiary of Volcano or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Volcano or any subsidiary of Volcano, (ii) any purchase, sale or transfer of a material amount of assets of Volcano or any subsidiary of Volcano, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Volcano.

(c) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Volcano receives an unsolicited acquisition proposal. The information set forth in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase under the heading “No Solicitation” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Volcano and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation.”

Conditions of the Offer

The information set forth in Section 15—“Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On December 16, 2014, our Board of Directors unanimously (i) determined that the Transactions are fair to and in the best interests of Volcano and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that Volcano’s stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto, and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL.

If Purchaser acquires, pursuant to the Offer, Shares that represent one more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer plus (y) the aggregate number of Shares that the Company may be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding Stock Options, warrants and other convertible securities), for which the Company has received notices of exercise or conversion prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of such Stock Options, warrants and convertible securities), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the Board of Directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Amendment to Rights Agreement

In connection with Volcano’s entry into the Merger Agreement, Volcano and American Stock Transfer & Trust Company (“AST”) entered into Amendment No. 1 to Rights Agreement, dated December 16, 2014 (the “Rights Amendment”), amending the Rights Agreement, dated June 20, 2006, by and between the Company and AST, as rights agent (as amended, the “Rights Agreement”). The effect of the Rights Amendment is to permit the Offer, the Merger and the other transactions contemplated by the Merger Agreement to occur without triggering any distribution or other adverse event to Parent or its affiliates under the Rights Agreement. In particular, (i) none of Purchaser or any of its stockholders nor any of their respective affiliates shall become an Acquiring Person (as defined in the Rights Agreement) as a result of the execution of the Merger Agreement or the consummation of the transactions contemplated thereby, (ii) a Stock Acquisition Date (as defined in the Rights Agreement) and a Distribution Date (as defined in the Rights Agreement) shall not occur as a result of the execution of the Merger Agreement or the consummation of the transactions contemplated thereby, (iii) the rights under the Rights Agreement will not separate from the Company’s common stock as a result of the execution of the Merger Agreement or the consummation of the transactions contemplated thereby and (iv) the rights under the Rights Agreement will expire upon the Offer Acceptance Time.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Volcano who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. The summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Volcano will take no action to perfect any appraisal rights of any stockholder. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the consummation of the Offer, which is the first date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, deliver to Volcano at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Volcano of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Volcano Corporation, 3721 Valley Centre Drive, Suite 500, San Diego, CA 92130, attention: General Counsel. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Volcano is under no obligation to and has no present intention to file a petition and holders should not assume that Volcano will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings.

The Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just. From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares payable to stockholders of record thereafter.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

On December 22, 2014, a putative class-action lawsuit challenging the Merger, captioned Lax v. Volcano Corp., Case No. 10485, was filed in the Court of Chancery for the State of Delaware (the “Stockholder Litigation”). The Stockholder Litigation was filed against: (i) each member of our Board of Directors, (ii) the Company, and (iii) Philips, Parent and Purchaser. The complaint generally alleges that our directors breached their fiduciary duties in connection with the proposed acquisition of Volcano by Parent and Purchaser, and that the entity defendants aided and abetted these alleged breaches of fiduciary duty. The complaint contends that our directors breached their fiduciary duties to our public stockholders by, among other things, (a) agreeing to sell Volcano to Parent and Purchaser at an inadequate price, (b) implementing an unfair process, and (c) agreeing to certain provisions of the Merger Agreement that are alleged to favor Parent and Purchaser and deter alternative bids. The plaintiff seeks, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. We believe that this litigation is without merit.

U.S. Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Volcano also must file a Premerger Notification and Report Form no later than 5 p.m. Eastern Time on the 10th calendar day following the date of Parent’s HSR filing. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. A Premerger Notification and Report Form under the HSR Act is expected to be filed by Parent with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on December 31, 2014. Accordingly, the required waiting period with respect to the Offer will expire at 11:59 P.M., New York City time, on January 15, 2014, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. Parent may elect to withdraw and re-file the Premerger Notification and Report Form, which would result in the initiation of a new 15 calendar day waiting period. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the 10th calendar day following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent the Parent’s and Volcano’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the applicable waiting period at any time before its expiration. In practice, complying with a request for additional information and documentary material, if one is received, can take a significant period of time.

Foreign Antitrust Compliance

Both Volcano and Philips and their respective subsidiaries conduct business in many countries around the world. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain of these foreign countries require the filing of information with, or the obtaining of the approval of, governmental authorities therein before completion of the offer. Set forth below are those jurisdictions outside the United States where such filings will be made. Further, if any action is taken before completion of the offer by any government or governmental authority, Purchaser may not be obligated to accept for payment or pay for any of the tendered Shares. See Section 15—“Conditions to the Offer” of the Offer to Purchase for certain conditions to the offer that could become applicable in the event of such an action.

Austria. The acquisition of Shares pursuant to the Offer may only be completed under Austrian law if (i) the Austrian Federal Competition Authority and the Austrian Federal Cartel Attorney (together, the “Official Parties” (Amtsparteien)) have formally waived their right to apply for an in-depth investigation (Prüfung) of the proposed acquisition pursuant to Section 11(4) of the Austrian Cartel Act (Kartellgesetz (“KartG”)); (ii) the statutory waiting period pursuant to Sections 11(1) or 11(1a) KartG has expired without either of the Official Parties having requested an in-depth investigation of the proposed acquisition; (iii) following an in-depth investigation pursuant to Section 12 KartG, the Austrian Cartel Court or the Austrian Cartel Supreme Court has issued a legally binding (rechtskräftige) decision holding that the proposed acquisition (a) is not a notifiable concentration (Section 12(1)(1) KartG); or (b) is not prohibited and is compatible with the applicable merger control provisions (Section 12(1)(3) KartG); or (iv) the Austrian Cartel Court has issued a legally binding (rechtskräftige) decision to terminate proceedings in relation to the proposed acquisition pursuant to Section 14(1) KartG. Purchaser and Volcano submitted notification of the proposed acquisition with the Official Parties on December 22, 2014.

Germany. The acquisition of Shares pursuant to the Offer may only be completed under German law if the German Federal Cartel Office has (i) notified Purchaser within one month from receiving a complete notification of the proposed acquisition that the conditions for a prohibition under Section 36(1) of the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen (“GWB”)) are not fulfilled or that the proposed acquisition does not require notification pursuant to Section 39 GWB; (ii) not informed Purchaser within one month from receiving a complete notification that it has opened an in-depth investigation (Hauptprüfverfahren) of the proposed acquisition; or (iii) after having initiated an in-depth investigation pursuant to Section 40(1) and (2) GWB, issued a decision granting clearance of the proposed acquisition pursuant to Section 40(2)/(3) GWB, or not prohibiting the proposed acquisition by decision (a) within four months of receiving a complete notification of the proposed acquisition or (b) if Purchaser has agreed to an extension of the deadline pursuant to Section 40(2)(4) No. 1 GWB, by the date agreed upon by the Acquirer. Purchaser and Volcano submitted notification of the proposed acquisition with the German Federal Cartel Office on December 29, 2014.

Japan. The acquisition of Shares pursuant to the Offer may only be completed under Japanese law if the waiting period under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) with respect to the proposed acquisition has expired and notification has been received by Purchaser from the Japan Fair Trade Commission (the “JFTC”) of its decision not to issue a cease and desist order pursuant to Article 9 of JFTC Regulation No. 1 of 1953 with respect to the proposed acquisition.

Taiwan. The acquisition of Shares pursuant to the Offer may only be completed under Taiwanese law if the Taiwan Fair Trade Commission (“TFTC”) has made no objection to the proposed acquisition during the 30-day waiting period (or 60-day waiting period if so extended by the TFTC) after its receipt of a complete notification from Purchaser pursuant to Article 11 of the Fair Trade Act of Taiwan. Purchaser and Volcano submitted the notification to the TFTC on December 29, 2014.

Israel. The acquisition of Shares pursuant to the Offer may only be completed under Israeli law if the Israeli Antitrust Commissioner issuing a decision granting clearance of the proposed acquisition pursuant to the Restrictive Trade Practices Law 5748-1988 and the regulations made thereunder. Purchaser and Volcano submitted notification of the proposed acquisition with the Israeli Antitrust Commissioner on December 25, 2014.

The Company and Parent do not believe that the consummation of the Offer will meet the criteria for a prohibition under the applicable laws of the aforementioned jurisdictions.

At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division, the FTC, or any relevant antitrust enforcement agency outside the U.S. could take such action under the antitrust laws, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Volcano or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; and that, prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2013 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Volcano with the SEC by contacting Investor Relations at 3721 Valley Centre Drive, Suite 500, San Diego, California 92130, Phone (800) 228-4728 or by email through Volcano’s investor relations page at http://ir.volcanocorp.com/contactus.cfm. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 30, 2014 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Philips Holding USA Inc. and Clearwater Merger Sub, Inc., filed with the Securities and Exchange Commission on December 30, 2014 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(5)(A)	Press Release issued by Royal Philips and Volcano Corporation, dated December 16, 2014 (incorporated by reference to the press release filed under the cover of Schedule 14D-9C by Volcano Corporation on December 17, 2014).

(a)(5)(B)	Summary Advertisement as published in the New York Times on December 30, 2014 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(C)	Opinion, dated December 16, 2014, of Goldman, Sachs & Co. to the Board of Directors of Volcano Corporation (incorporated by reference to Annex I attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of December 16, 2014, among Volcano Corporation, Philips Holding USA Inc. and Clearwater Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Volcano Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2014).

(e)(2)	Amended and Restated Employment Agreement by and between Volcano Corporation and R. Scott Huennekens, dated February 12, 2014 (incorporated by reference to Exhibit 10.6 to Volcano Corporation’s Annual Report on Form 10-K (File No. 000-52045), filed with the Securities and Exchange Commission on February 28, 2014).

(e)(3)	Consulting Agreement by and between Clearwater Merger Sub Inc. and R. Scott Huennekens, dated December 16, 2014 (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(4)	Amended and Restated Employment Agreement by and between Volcano Corporation and John T. Dahldorf, dated February 12, 2014 (incorporated by reference to Exhibit 10.8 to Volcano Corporation’s Annual Report on Form 10-K (File No. 000-52045), filed with the Securities and Exchange Commission on February 28, 2014).

(e)(5)	Employment Offer Letter by and between Volcano Corporation and John Onopchenko, dated January 18, 2013 (incorporated by reference to Exhibit 10.9 to Volcano Corporation’s Annual Report on Form 10-K (File No. 000-52045), filed with the Securities and Exchange Commission on February 28, 2014).

(e)(6)	Director Agreement by and between Volcano Europe BVBA and Michele Perrino, dated May 1, 2012.

(e)(7)	Employment Offer Letter by and between Volcano Therapeutics, Inc. and Joe Burnett, dated October 13, 2004.

(e)(8)	Retention Agreement by and between Clearwater Merger Sub Inc. and Joseph Burnett, dated December 16, 2014 (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

Exhibit No.	Description

(e)(9)	Employment Offer Letter by and between Volcano Corporation and Heather Ace, dated April 29, 2012.

(e)(10)	Employment Offer Letter by and between Volcano Corporation and Will McGuire, dated February 28, 2013.

(e)(11)	Officer Change of Control Severance Benefit Plan (incorporated by reference to Exhibit 10.4 to Volcano Corporation’s Quarterly Report on Form 10-Q (File No. 000-52045), filed with the Securities and Exchange Commission on May 5, 2014.

(e)(12)	Form of Indemnification Agreement between Volcano Corporation and its directors and executive officers (incorporated by reference to Exhibit 10.1 to Volcano Corporation’s Registration Statement on Form S-1, as amended (File No. 333-132678), filed with the Securities and Exchange Commission on March 24, 2006).

(e)(13)	2000 Long Term Incentive Plan and forms of Stock Option Agreements thereunder (incorporated by reference to Exhibit 10.2 to Volcano Corporation’s Registration Statement on Form S-1/A, as amended (File No. 333-132678), filed with the Securities and Exchange Commission on May 5, 2006).

(e)(14)	Amended and Restated 2005 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to Volcano Corporation’s Quarterly Report on Form 10-Q (File No. 000-52045), filed with the Securities and Exchange Commission on August 8, 2011).

(e)(15)	2005 Equity Compensation Plan Forms of Stock Option Agreements and Stock Grant Agreement thereunder (incorporated by reference to Exhibit 10.3 to Volcano Corporation’s Registration Statement on Form S-1/A, as amended (File no. 333-132678), filed with the Securities and Exchange Commission on May 5, 2006).

(e)(16)	2005 Equity Compensation Plan Form of Grantee Restriction Agreement (incorporated by reference to Exhibit 10.3a to Volcano Corporation’s Annual Report on Form 10-K, as amended (File No. 000-52045), filed with the Securities and Exchange Commission on March 23, 2007, as amended).

(e)(17)	Amended and Restated 2005 Equity Compensation Plan Form of Restricted Stock Unit Grant Notice and Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 to Volcano Corporation’s Current Report on Form 8-K (File No. 000-52045), filed with the Securities and Exchange Commission on February 11, 2010).

(e)(18)	Amended and Restated 2005 Equity Compensation Plan Form of Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Volcano Corporation’s Current Report on Form 8-K (File No. 000-52045), filed with the Securities and Exchange Commission on February 11, 2010).

(e)(19)	Form of Restricted Stock Unit Grant Notice and Form of Restricted Stock Unit Agreement with deferred delivery under the 2005 Equity Compensation Plan, as amended and restated (incorporated by reference to Exhibit 10.2 to Volcano Corporation’s Quarterly Report on Form 10-Q (File No. 000-52045), filed with the Securities and Exchange Commission on May 7, 2010).

(e)(20)	Form of Restricted Stock Unit Grant Notice and form of Restricted Stock Unit Grant Agreement under the 2012 Long Term Incentive Plan (incorporated by reference to Exhibit 10.4 to Volcano Corporation’s Quarterly Report on Form 10-Q (File No. 000-52045), filed with the Securities and Exchange Commission on May 3, 2012).

(e)(21)	Form of Restricted Stock Unit Grant Notice and Form of Restricted Stock Unit Award Agreement under the 2005 Equity Compensation Plan, as amended and restated (incorporated by reference to Exhibit 10.5 to Volcano Corporation’s Quarterly Report on Form 10-Q (File No. 000-52045), filed with the Securities and Exchange Commission on May 3, 2012).

Exhibit No.	Description

(e)(22)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2005 Equity Compensation Plan, as amended and restated (incorporated by reference to Exhibit 10.6 to Volcano Corporation’s Quarterly Report on Form 10-Q (File No. 000-52045), filed with the Securities and Exchange Commission on May 3, 2012).

(e)(23)	2007 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 to Volcano Corporation’s Registration Statement on Form S-8 (File No. 333-145761), filed with the Securities and Exchange Commission on August 29, 2007).

(e)(24)	2013 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 Volcano Corporation’s Quarterly Report on Form 10-Q (File No. 000-52045), filed with the Securities and Exchange Commission on May 3, 2013).

(e)(25)	Form of Restricted Stock Unit Grant Notice and Form of Restricted Stock Unit Grant Agreement under the 2013 Long Term Incentive Plan (incorporated by reference to Exhibit 10.4 to Volcano Corporation’s Quarterly Report on Form 10-Q (File No. 000-52045), filed with the Securities and Exchange Commission on May 3, 2013).

(e)(26)	2014 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Volcano Corporation’s Quarterly Report on Form 10-Q (File No. 000-52045), filed with the Securities and Exchange Commission on May 5, 2014).

(e)(27)	2014 Long Term Incentive Plan Performance Restricted Stock Unit Form of Grant Notice and Award Agreement (incorporated by reference to Exhibit 10.2 to Volcano Corporation’s Quarterly Report on Form 10-Q (File No. 000-52045), filed with the Securities and Exchange Commission on May 5, 2014).

(e)(28)	2014 Short Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Volcano Corporation’s Quarterly Report on Form 10-Q (File No. 000-52045), filed with the Securities and Exchange Commission on May 5, 2014).

(e)(29)	Pertinent portions from Volcano Corporation’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2014 and incorporated herein by reference as provided in Item 3 hereof.

(e)(30)	Guarantee, dated December 16, 2014, by Koninklijke Philips N.V. in favor of Volcano Corporation (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(31)	Confidentiality Agreement, dated June 23, 2014, between Koninklijke Philips N.V. and Volcano Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(32)	Amendment No. 1 to Rights Agreement, dated June 20, 2006, by and between Volcano Corporation and American Stock Transfer & Trust Company, dated December 16, 2014 (incorporated by reference to Exhibit 4.1 to Volcano Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLCANO CORPORATION

	By:	/s/ R. Scott Huennekens
	Name:	R. Scott Huennekens
	Title:	President and Chief Executive Officer

Dated: December 30, 2014

Annex I—Opinion, dated December 16, 2014, of Goldman, Sachs & Co. to the Board of Directors of Volcano Corporation

Annex II—Section 262 of the Delaware General Corporation Law

ANNEX I

PERSONAL AND CONFIDENTIAL

December 16, 2014

Board of Directors

Volcano Corporation

3721 Valley Centre Drive, Suite 500

San Diego, California 92130

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Philips Holding USA Inc. (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Volcano Corporation (the “Company”) of the $18.00 in cash per Share to be paid to such holders of Shares pursuant to the Agreement and Plan of Merger, dated as of December 16, 2014 (the “Agreement”), by and among Parent, Clearwater Merger Sub, Inc., a wholly owned subsidiary of Parent (“Purchaser”) and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Purchaser will pay $18.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Dissenting Shares (as defined in the Agreement) and Shares held by any of the Company, Parent or their respective subsidiaries) will be converted into the right to be paid the $18.00 in cash per Share.

Goldman, Sachs & Co. (“Goldman Sachs”) and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, Purchaser, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transactions contemplated by the Agreement (collectively, the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Tender Offer, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunning manager with respect to a public offering of the Company’s 1.75% Convertible Senior Notes due 2017 (aggregate principal amount of $400,000,000 plus an additional aggregate principal amount of $60,000,000 from the underwriters’ option to purchase additional notes) in December 2012 (the “2017 Convertible Notes”). We also have provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We may also in the future provide financial advisory and/or underwriting services to the Company, Parent, Purchaser and their respective affiliates for which our Investment Banking Division may receive compensation.

We further note that, concurrent with the issuance and public offer of the 2017 Convertible Notes, the Company entered into convertible bond hedge transactions and issuer warrant transactions (collectively, the “Call Spread Transactions”) with Goldman Sachs (with respect to 65% of the Call Spread Transactions), acting as principal for its own account, and another counterparty (with respect to 35% of the Call Spread Transactions). The Call Spread

Board of Directors

Volcano Corporation

December 16, 2014

Transactions consisted of the purchase by the Company of call options with respect to all of the $460 million aggregate principal amount of 2017 Convertible Notes (which were convertible into an aggregate of approximately 14.01 million Shares as of the date of issuance of the 2017 Convertible Notes) and having an initial strike price equal to the initial conversion price of the 2017 Convertible Notes of approximately $32.83, and the sale by the Company of warrants with respect to the same number of Shares as underlie the 2017 Convertible Notes and having an initial strike price of $37.59.

In accordance with the terms of the Call Spread Transactions, if the Transaction is consummated and the holders of the 2017 Convertible Notes put their notes for par in accordance with the terms of the 2017 Convertible Notes, the convertible bond hedge transactions will terminate and any termination payment will be determined by Goldman Sachs in accordance with the termination provisions of the convertible bond hedge transactions. Concurrently, if the Transaction is consummated, the issuer warrant transactions would be terminated and Goldman Sachs would be entitled to receive from the Company a cash payment equal to the fair value of the terminated issuer warrant transactions with Goldman Sachs. If not otherwise agreed by the parties, the amount payable under the terminated issuer warrant transactions with Goldman Sachs will be determined by Goldman Sachs in good faith and a commercially reasonable manner as calculation agent with respect to such transactions.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the medical device industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date

Board of Directors

Volcano Corporation

December 16, 2014

hereof, of the $18.00 in cash per Share to be paid to such holders of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $18.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, Parent or Purchaser or the ability of the Company, Parent, or Purchaser to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $18.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders of Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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